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03032958

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CSK Corp.

*CURRENT ADDRESS

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 781 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 10/29/03

CSK

Annual Report 2003

CSK's Full Line-up of Services for Lifetime Full Support



Consulting and integration services
• Systems planning, Business process planning
• Solutions consulting, Product consulting
• Applications development
• Infrastructure building Network, Middleware, Hardware
Solutions services
• Industry-specific solutions
• Application-specific solutions ERP, SCM, CRM, PLM
Systems Integration
Systems Management
BPO
Consulting
• Systems management consulting, Security, Capacity planning, TCO auditing
IT management services
• Internet datacenter services
• Online storage services
• Infrastructure management
• Onsite management, Remote monitoring
• Disaster recovery and backup
• Network optimization services
• Help desk services
• Training services
Consulting
• Auditing / analysis, Strategic improvement proposals, Business process planning
Business process outsourcing
• Sales promotion
• Relationship marketing
• Order handling, Registration handling
• Customer management and analysis
• Techical support, Customer enquiries
• Invoicing, Payments
• Document management Data cleansing, Electronic document storage and management

BPO (Business Process Outsourcing): Outsourcing certain business functions to specialist outside companies with the aim of increasing efficiency.

Since CSK's inception, our operations have been guided by the founding spirit that provision of service is our ultimate corporate mission. As an independent information services company we have focused on working closely with customers to provide the detailed, high quality services and systems they need for their business strategies to succeed. The tough business environment of past years has caused companies to take a new approach to IT systems investment. Customers who previously were satisfied with receiving support for individual systems within their businesses are now looking for service providers that can optimize their entire front and back office processes. They are looking at the total cost of their IT spending, and are demanding comprehensive services across a broad front, from systems integration to business process outsourcing (BPO).

CSK Group is structured to provide just such an array of full line services. By efficiently combining the leading technology and service capabilities of individual Group companies we are able to meet all the needs of our customers, with comprehensive support over the lifetime of their systems.

Creating a unique service profile and continuously contributing to customers' productivity

Our customers' needs are changing, and a typical project can no longer be considered complete once a given system has been developed and installed. This is because IT systems have become the key infrastructure allowing many of our customers to carry out their core businesses activities, in contrast to the peripheral back office role that IT used to play. As a result, the fields of systems integration, systems management and BPO are becoming more closely connected, and this is driving demand from customers for full line services. A virtuous cycle is forming, in which highly functional systems are enabling more effective management of operations, and the operational knowledge gained from this systems management and BPO is fueling further systems integration.

The CSK Group includes a diverse range of highly specialized companies operating in the fields of systems integration, systems management, and BPO, and it is this group structure that allows us to provide the full line of services that today's customers are demanding. Our data center, which is common Group infrastructure, is one of the largest and most sophisticated in Japan, and our contact center businesses have the largest market share in the nation. We also have an extremely solid customer base built upon sustained service confidence, and outstanding project management capabilities.

Our challenge is to create a unique service profile that combines these strengths for the maximum benefit of our customers. In doing so, we will fulfill our mission of applying our unparalleled IT expertise to continuously contribute to the productivity of customers.

Contents

CSK's Full Line-up of Services for Lifetime Full Support	1
To Our Shareholders	3
Reforming Group Structure and Pursuing Sustainable Growth	7
Strengthening Price Competitiveness	8
Strengthening Service Competitiveness	9
Group Management Foundations	11
Further Reform in Pursuit of Sustainable Growth	12
Frequently Asked Questions	13
Social Contribution	15
Consolidated Six-Year Summary	17
Consolidated Financial Review	18
Financial Statements	21
Board of Directors and Corporate Auditors	55
CSK Group Information	56
Corporate Information	57
CSK Website Information	58

Optimum Group Formation


BPO
Systems Management
Systems Integration

Outline of Group Companies

SYSTEMS INTEGRATION

□ JIEC Co., Ltd.
With extensive experience in high-end technical infrastructure from mainframes to distributed web based systems, this company provides EAI and other 'only one' solutions.

□ NextCom K.K.
NextCom provides unique solutions for IP-based network infrastructures and systems, and excels as a designer of network systems for communication carriers, ISPs, companies and the public sector.

□ ANT, Inc.
As a specialist Windows solutions provider, ANT's value-added Windows consulting services include network design, construction, management, and support.

□ Super Software
Super Software draws on knowledge of both architecture and systems as a solutions provider for homebuilders and other construction companies. This company has gained extensive expertise through developing the SuperSoft Series of CAD software for homebuilders.

□ CSI Co., Ltd.
CSI is a systems integrator focusing on middle-market companies and regional IT projects. It also provides a range of support services from systems integration support to management support.

□ Japan Future Information Technology & Systems Co., Ltd.
As an "e-finance producer," JFITS uses its extensive knowledge of securities-related systems to offer solutions to members of the financial services and securities industries.

SYSTEMS MANAGEMENT

□ CSK Network Systems Corporation
This company's Internet Data Centers (iDC) enable the strategic outsourcing of e-business systems. Clients can rapidly launch e-businesses and benefit from gaining access to reliable and cost-effective systems operation and management services.

□ ISAO CORPORATION
This company maintains a large number of network access points, and provides one-stop, mission-critical network services from systems integration, management, and ASP accounts authentication, to user support.

BPO

□ CSK Communications Corporation
This company provides IT training services and CRM solutions, including call centers for the outsourcing of technical and other support services for IT products.

□ QUO CARD Co., Ltd.
QUO CARD provides versatile prepaid card settlement services for a wide range of customer needs, and also issues QUO Cards for participating stores and @QUO for online transactions.

□ Business Extension Corporation
This company offers content and e-marketplace businesses tailored to e-services. Its capabilities cover a wide spectrum of customer needs involving the operation of business processes.

□ Bellsystem24 Inc.
This company's core business is to provide integrated call centers handling access by phone, fax, or the internet. Bellsystem24 provides comprehensive services aimed at generating strong customer satisfaction, and enables clients to conduct strategic relationship marketing programs.

□ VeriServe Corporation
VeriServe bases its operations on a well-established verification theory to provide independent verification services. Services are compatible with hardware, software and virtually all other types of systems.

□ CSK Field Services Co., Ltd.
CSK Field Services provides a wide range of IT solutions from hardware, software and total network support to the construction and management of storage area network (SAN) and network-attached storage (NAS).

□ ServiceWare Corporation
Utilizing extensive experience in managing call centers and providing data entry services, this company provides outsourcing solutions and processing services, applicable to discreet aspects of a business or to an entire business sequence.

To Our Shareholders



Chairman and Chief Executive Officer
Masahiro Aozono

Overview of fiscal year 2003

Sales and operating revenue in the year to 31st March, 2003 decreased ¥66.19 billion (15.6%) year on year to ¥357.5 billion, primarily due to the removal of ASCII CORPORATION (presently MediaLeaves, Inc.) and CSK ELECTRONICS CORPORATION (presently T-ZONE HOLDINGS, INC.) from the scope of consolidation at the end of the previous financial year.

Companies in many industries are looking to invest in sophisticated IT systems such as enterprise resource planning (ERP) and supply chain management (SCM) systems in order to overcome competitive pressures, but an unclear economic outlook has increased the tendency of companies to review or postpone capital outlay on these kinds of projects. The operating environment has therefore become even more adverse.

Even in this environment, however, sales trended well, based on good performance in businesses including the CSK Group parent company CSK CORPORATION and the prepaid card operations of QUO CARD Co., Ltd. (formerly Japan Card Center Kaisha).

Operating income increased 43.5% year on year to ¥22.1 billion. CSK and consolidated companies continued to generate solid revenues, which again lifted operating income to record levels. This was aided by the positive impact at this level of removing ASCII CORPORATION and CSK ELECTRONICS CORPORATION from consolidation, as these businesses had been producing operating losses.

Net income for the period was ¥10.8 billion, a year on year decrease of 24.2%. This was primarily because even though equity-accounted affiliate SEGA CORPORATION returned to the black, profit on the sale of investment securities and on equity in earnings of affiliates decreased considerably, while at the same time the weak stock market resulted in a significant increase in appraisal losses on investment securities.

New demands from customers in a changing business environment

The difficult business environment of recent years has brought about changes in the way companies view their investment in IT. IT systems were conventionally used for back office support, but these systems increasingly have a front line role in the core business operations of our clients. Accordingly, our customers want to know how they can optimize the cost performance of their total systems. They are also casting a far more critical eye over service providers as they look for business partners who can define and provide the services they require and demonstrate concrete investment returns.

Another factor is that the information services industry itself is becoming more driven by the market economy. The IT industry has enjoyed near continuous growth since the emergence of the information era in busi-

Financial Highlights

CORPORATION and Consolidated Subsidiaries
For the years ended 31st March, 1999, 2000, 2001, 2002 and 2003

	Millions of Yen (except per share amounts)					Thousands of U.S. Dollars (Note 2) (except per share amounts)
	1999	2000	2001	2002	**2003**	**2003**
For the year:						
Sales and operating revenue	¥ 223,715	¥409,747	¥ 418,601	¥ 423,704	**¥ 357,505**	**$2,974,254**
Operating income	8,214	10,327	9,314	15,394	**22,093**	**183,801**
Income (loss) before income taxes and minority interests	(14,891)	8,075	(16,775)	(80)	**1,170**	**9,736**
Net income (loss)	(17,386)	(5,517)	(21,354)	14,220	**10,782**	**89,700**
At year-end:						
Total assets	190,484	383,049	382,523	338,978	**345,167**	**2,871,606**
Total shareholders equity	80,457	104,391	85,099	94,799	**87,872**	**731,045**
Interest-bearing debt	52,873	149,186	151,799	107,386	**112,394**	**935,060**
	Yen					U.S. Dollars
Per share (Notes 1 and 2):						
Net income (loss)	¥ (273.37)	¥ (88.10)	¥ (287.04)	¥ 190.37	**¥ 148.25**	**$ 1.23**
Diluted earnings	–	–	–	–	**144.03**	**1.20**
Cash dividends	12.00	12.00	12.00	12.00	**12.00**	**0.10**
Total shareholders' equity	1,266.79	968.44	1,139.26	1,269.12	**1,237.10**	**10.29**

Notes: 1. Per share figures are in exact yen.
2. U.S. Dollar amounts are translated from yen, for convenience only, at the rate of ¥120.20=U.S.$1.

Sales and operating revenue


418.6
423.7
357.5
99
00
01
02
03

Operating income


25
20
15
10
5
0
(¥ Billions)
8.2
10.3
9.3
15.4
99
00
01
02
03

Net income (loss)


20
10
0
−10
−20
−30
(¥ Billions)
−17.4
−5.5
−21.4
14.2
10.8
99
00
01
02
03

ness, with investment in IT systems taking place almost independently of economic cycles. These days, however, the integral role IT systems play in business means that the general state of the economy has a much greater impact than before on business flows in the information services industry. The upshot of this is that competition has become tougher than ever.

Reforming Group structure

In order to strengthen Group performance in this changing business environment, we have been implementing a staged strategy of business structure reform.

In the previous fiscal year we realigned our operations to make B to B services our core business and, as mentioned above, divested ASCII CORPORATION and CSK ELECTRONICS CORPORATION, both of which were operating primarily in the B to C field. We also clarified the positions of ISAO CORPORATION and SEGA CORPORATION within the Group, and created a management foundation on which to develop the B to B arena.

In the year under review we entered the second stage of Group structural reform, and under the theme of Lifetime Full Support we took steps to clarify the roles of each Group company and optimize the allocation of management resources. We assumed 100% ownership of core subsidiaries CSK Network Systems Corporation, ServiceWare Corporation, and CSK Communications Corporation, and rationalized some of the complex capital relationships within the Group. We also established Japan's most sophisticated data center as part of moves to expand our joint Group service infrastructure. As a result of these strategic endeavors, we believe we have created a powerful platform on which to provide a very high level of services to customers.

Applying CSK's unparalleled IT expertise to continuously contribute to the productivity of customers

CSK Group comprises businesses offering a full line of services in systems integration, systems management and BPO. We have an extensive, loyal customer base established over years of reliable service, and an unmatched level of project management experience. Over the past two years we have implemented the first two stages of our Group restructuring program, with the result that the Group's resources are now concentrated in our core businesses. Now we are entering stage three, the object of which is to optimize Group structure and improve our price competitiveness.

We seek to make maximum use of our strengths to enter a new stage of growth, and our new theme—creating a unique service profile—reflects how we plan to achieve this. As a Group, we seek to apply our unparalleled IT expertise to continuously contribute to the productivity of our customers. CSK Group has core IT skills and operational know-how that can be used to support low-productivity operations within our customers' businesses. By handling these operations within our Group we can increase efficiency, add value, and contribute to productivity at our clients' businesses. And by differentiating our service and price performance at the Group and subsidiary level in all our business areas, we aim to produce a sustainable increase in corporate value.

We have made a number of changes at the management level to create an environment conducive to achieving this goal, including the introduction of an executive officer system that helps clarify decision making and operational responsibilities. We have also in the summer of 2003 begun moving our head office to Aoyama, Tokyo, so that we can concentrate key decision-making functions in one location. Along with the head office relocation, we are centralizing our various systems integration and management operations into one location in Shinjuku. The aim of these changes is to create a better working environment for our employees, and a more integrated service structure through which we can meet the needs of our customers for improved productivity and Lifetime Full Support.

Key Group restructuring initiatives—planned and completed

1. Management focusing on core businesses and strengthening full-line services
Management control of B to C businesses ASCII CORPORATION (presently MediaLeaves, Inc.) and CSK ELECTRONICS CORPORATION (presently T-ZONE HOLDINGS, INC.) transferred outside the Group in March 2002.
Four core business subsidiaries made 100%-owned subsidiaries: CSK Communications Corporation and CSK FINANCE CO., LTD. (formerly CSK VENTURE CAPITAL CO., LTD.) on 1st February, 2003; and CSK Network Systems Corporation and ServiceWare Corporation on 1st May, 2003.

2. Transition to systematic group management
Group management policy being implemented through a council system with regular meetings of Group companies at presidential and operational levels.

3. Acquisition and start of operations at CSK e-Service Data Center
Key element of common Group services infrastructure opened in Chiba Prefecture, October 2002.

4. Strengthened Group financial structure
CSK Group Cash Management System introduced, December 2002

5. Establishment of Business Process Reengineering Committee
Tasked with increasing competitiveness by structurally reducing costs, April 2002

6. Transfer of head office function to Aoyama, Tokyo
Operations relocated to allow more efficient development of full-line service capabilities, May 2003

7. Concentration of systems integration and systems management in Shinjuku, Tokyo
Cost and performance benefits targeted through relocation, July 2003

8. Establishment of low cost operations through regional expansion and strategic development in China

9. Approval received for exemption of substitutional portion of employee pension fund, March 2002

10. Adoption of consolidated tax system, 1st April, 2003

11. Establishment of Business Service Center, April 2003

12. Introduction of elective retirement system, April 2003

13. Introduction of executive officer system, May 2003

Growing corporate value

——————CSK last year placed 20th in INFO TECH 100, the annual ranking by U.S. magazine Business Week of the world's 100 leading IT companies. We were also selected for inclusion in the Nikkei 225, a leading share market index representing Japan's most important listed companies. The Nikkei Financial Daily ranked CSK 85th in its survey of leading companies in 2002. This is the strongest evaluation we have ever received, and we consider it especially telling because this is a ranking of all companies, not just those operating in the field of IT services. We are keenly aware that as the reputation of CSK grows, so do expectations of our performance, and we will continue to make all efforts not to disappoint.

CSK Group has been built on the ethic that *provision of services is our ultimate corporate mission*, and we are committed to building on the strong relationships, technical skill, and experience we have developed to date as we seek to grow the organization further. We are serious about meeting the needs of customers, and we are serious about using our fundamental resources to contribute positively to our customers' businesses.

August 2003



Masahiro Aozono
Chairman and Chief Executive Officer

Reforming Group Structure and Pursuing Sustainable Growth

CSK Group has completed two stages of the structural reform being undertaken in pursuit of sustainable growth. From April 2003 we are entering the third stage, in which we seek to optimize Group structure and strengthen competitiveness.



Promote stable, sustainable growth
Optimize structure and improve competitiveness
Realign operations to offer Lifetime Full Support
New focus on B to B operations

Stage 1: Clarify core operations with new focus on B to B

Prior to Stage One of our Group structural reform, CSK was positioned to operate at the center of the new, rapidly evolving networked society. We were structured to provide a broad range of services, from B to B networking through to more entertainment-oriented B to C operations. We began to perceive, however, that network business in the B to C field was less developed than in B to B, and that it was too early to find real synergies between the two. Accordingly, in March 2001 we decided to make B to B services the core business of the Group, and to focus management resources in this area.

We then evaluated the ability of each Group business to contribute to this aim, and assessed whether the business profile of each company was consistent with our new Group strategy. The conclusion we reached was that the Group required restructuring, and with this understanding we set about reviewing our B to C businesses. As a result, we divested our interest in subsidiaries ASCII CORPORATION and CSK ELECTRONICS CORPORATION, and began shifting the activities of ISAO CORPORATION to the B to B field. We remain the largest shareholder of B to C business SEGA CORPORATION, and we are currently considering how to maximize the value of our investment in this company.

Stage 2: Realign B to B operations to offer Lifetime Full Support

In Stage Two we began realigning our operations to reflect the fact that customers needed total IT services support, including systems integration, systems management, and BPO. A key trend was that companies were focusing on their core business processes while outsourcing the rest, leading to a rapid increase in demand for BPO services. CSK Group responded by developing the Group vision of Lifetime Full Support, and moving to provide integrated IT-related services in the B to B arena. We began reorganizing our business structure to achieve this, clarifying the role of each Group company and strengthening intra-Group relationships.

At the same time we set about reviewing the complex capital relationships within the Group. In particular, we assumed 100% ownership of CSK Network Systems Corporation, ServiceWare Corporation and CSK Communications Corporation—publicly listed subsidiaries that are central to our full line support strategy—so that they can be managed for the maximum benefit of the Group overall.

Stage 3: Optimize structure and improve competitiveness

Through the first two stages of our Group reorganization we established a solid structural foundation. But in an increasingly competitive environment it has become even more necessary to differentiate our services. We are therefore now improving the service and price competitiveness of each individual company and of the Group overall, while creating a Group management structure that makes best use of our existing resources. By progressively moving forward with these plans we believe we can achieve stable, sustainable growth. The next section discusses these plans more specifically.

Strengthening Price Competitiveness

Improving the price competitiveness of our services is a critical part of meeting the needs of our customers and of ensuring growth in the increasingly competitive IT industry. Through reforming our operational processes and optimizing human resources we are taking ongoing measures to lower our cost structure and develop low cost operations.

Increasing efficiency of back office processes

In April 2002 we established a Business Reform Committee. The task of this committee is to significantly reduce costs by comprehensively reviewing operational processes and reducing the time spent on back office functions.

We have already made considerable progress. We have reduced purchasing costs by centralizing procurement and introducing an electronic procurement system. In project management we have systemized the administration of human resources, sales, and project reporting, which has increased sales efficiency and enabled more accurate analysis of profitability by project. We have also established an internal Business Service Center, to reduce outsourcing costs and improve processes by concentrating back office work and pooling know-how.

This center is currently being retained within the CSK parent company, but we plan to develop this as a group shared resource in the future.

Flexibility in human resources

The IT world changes rapidly, and by establishing a company to be called CSK Career Management we plan to support people whose technical skills have slipped behind the latest industry developments. This company will offer total career support, including skill evaluation, career-boosting training, and placement services. We have also introduced an elective retirement system in which certain employees are able to choose a retirement date that meets their individual preferences and lifestyle needs.

Expanding low cost operations

CSK Group is making increasing use of skilled personnel in regional areas to provide very low cost services. CSK COMMUNICATIONS was established in Okinawa Prefecture in 1998, and has become Okinawa's foremost provider of contact center, systems integration and educational services. Based on this 'CSK Okinawa Model' we have since established Fukui CSK Corporation, SHIMANE CSK Corporation, and IWATE CSK CORPORATION. We have positioned CSK COMMUNICATIONS as the core functional center for this regional expansion, and will continue to pursue the development of low cost operations.

CSK was also an early mover into China among Japanese IT service companies, establishing CSK SYSTEMS (SHANGHAI) CO., LTD. in 1996 and building considerable systems development experience since then. In February 2003 we decided to leverage this experience and make further use of China's skilled workforce and low cost base by establishing CSK SYSTEMS (DALIAN) CO., LTD. Our aim is to make optimal use of the experience gained at our regional operations within Japan to expand BPO-related operations in China.

Strengthening Service Competitiveness

CSK's Group mission is to create a unique service profile that utilizes our unparalleled IT expertise to continuously contribute to the productivity of customers. To do this we must increase the efficiency of our operations and provide more added-value services so that we can apply our core technology and experience to improve productivity at our customers' businesses.

We aim to confirm our status as Japan's leading service provider in each of our business areas—systems integration, systems management, and BPO—and strengthen the Group overall by effectively integrating these specialized capabilities.

Differentiating our Service Provision

Systems integration: Offering distinctive, comprehensive services

CSK has a history of providing optimal systems to customers in alliance with other hardware and software makers. Our commitment to high quality service and close customer relationships has resulted in strong customer loyalty and a trusted reputation. Recently we have been developing additional services such as original packaged software so that we can offer even higher added-value services and create new business opportunities. At the same time we are aiming to develop our BPO business by packaging our specialized back office experience.



CARTE is cost variance analysis packaged software based on cost control technology developed by TOYOTA MOTOR CORPORATION. It offers efficient real-time analytical and predictive functions to quantify production costs and support customers' cost reform programs.



MarketViewer is a packaged software ASP service providing real-time stock prices and other financial markets information via the internet.
As of June 2003 it had been adopted by 22 securities and other companies.

Systems management: Leveraging joint service infrastructure

CSK operates Japan's most sophisticated data center, a secure and elaborate facility that meets the mission-critical demands of financial institutions. This is shared Group infrastructure that offers Service Level Agreement (SLA)-based Premium IT Management Services. Rather than being a simple hosting facility, Group companies use the data center infrastructure to provide high added-value services from systems management through to BPO.



Land area: 12,941m², floor space: 14,353m², includes 8-story computer wing and 3-story operations wing
Japan's leading data center facility offers year-round, nonstop operation with advanced earthquake protection, multiple security features, and independent power supply.

BPO: Offering services based on optimal back office processes

High-level BPO services can only be provided if we have a profound understanding of how our customers do business. CSK uses proprietary operational analysis and planning tools to visualize customers' back office processes and detect superfluous or unnecessarily expensive procedures. We then devise solutions, and by simulating outcomes before implementation are able to provide customers with extremely effective solutions proposals. Furthermore, we continually carry out business process reengineering (BPR), and by making use of our strong overall Group capabilities in systems integration and systems management we are able to advise customers on ongoing operational improvements so that they can focus resources on their core business activities.

Differentiating the Group Overall
- Service competitiveness
- Price competitiveness

Systems Integration	Systems Management	BPO
Differentiate strengths of individual companies within each service area	Differentiate strengths of individual companies within each service area	Differentiate strengths of individual companies within each service area
•Expertise •Service competitiveness •Price competitiveness	•Expertise •Service competitiveness •Price competitiveness	•Expertise •Service competitiveness •Price competitiveness

Overall Group Differentiation

Deepening customer relationships

[Pr]eviously, individual Group companies expanded their businesses by independently developing relationships with customers, and this was creating areas of inefficiency from a Group sales perspective. We now need to work more effectively together under a more integrated Group structure that enables us to deepen relationships with these customers, and to achieve this we are reviewing our sales methods and seeking to share more information on our customer bases. We are introducing a number of measures in this regard, including a rethink of the role and placement of our relationship management and solutions sales teams.

Under this strengthened sales structure we aim to expand the range of services offered by the Group, and to better leverage the client base that is our strength and also one of our major assets.

CSK parent sales makeup by client type
(Year to 31st March, 2003)



Machinery
Others
9.0
Finance/
Insurance
26.9
Commerce
15.9
Electrical
machinery and
appliance
19.9
Service
8.3

Growth in major customers (CSK parent)
Note: Major customers are those purchasing at least ¥100 million of services per year



300
200
100
0
(Number of companies)
100
90
80
70
60
(%)
99
00
01
02
03
Percentage of sales

Strengthening systems management services and expanding BPO

We aim to provide customers with the best and most efficient systems management services possible, so we are strengthening collaboration between our current systems management companies CSK CORPORATION, CSK Network Systems Corporation, and ServiceWare Corporation. We are seeking to make best use of each company's strengths, and to allocate human and other resources for maximum effectiveness.

We already offer a large range of outsourcing services in our BPO businesses, ranging from order processing and distribution tracking through to inventory control and invoicing. Centered around ServiceWare Corporation and CSK Communications, we are now working to exploit new BPO business opportunities, such as from the [outsourcing] of peripheral operational processes associated with the outsourcing of back office processes and contact centers.

Group Management Foundations

The restructuring of CSK Group has progressed through three stages. In the first stage we clarified core operations with a new focus on B to B. In the second stage we realigned B to B operations to offer Lifetime Full Support. Now, in the third stage, we are working to optimize our structure and improve competitiveness. Our ultimate goal is to become a Group that is able to produce stable, sustainable growth, so we are also pursuing initiatives to strengthen Group operational foundations.

Optimizing Group Management Structure

In June 2003 we introduced an executive officer system with the dual aims of speeding up decision-making regarding Group strategy and improving the execution and auditing of our operations. Executive officers have been assigned to each service area with responsibility for companies providing that service right across the Group, and have been tasked with pursuing Group synergies and increasing the specialized capabilities of each division. Directors, meanwhile, are focusing on optimizing the allocation of Group resources, deciding Group strategy and forward investment in each business area, and overseeing the activities of executive officers. Through these measures we are clarifying authority and responsibility and improving Group management.

As part of the shift to this new management structure, we have established a Corporate Planning Headquarters to strengthen management planning and administration. This unit combines the previous Corporate Planning Office and the Group Strategy Division. We have also established a Contact Center Promotion Division to coordinate the expansion of contact center-related business throughout the Group.

Strategic relocation of offices



We are relocating our head office to Aoyama, Tokyo in the middle of fiscal 2004 with the aim of creating a better, more efficient working environment. The Aoyama office has a number of advantageous features, including our real time e-Service Integration Center, which allows real-time monitoring of all services being provided to customers by the Group. Concurrently, we aim to improve productivity by combining our various systems integration and systems management centers into one location in Shinjuku, Tokyo—a move that will also reduce office costs.

Aoyama Office

Capital efficiency drive and introduction of consolidated tax payment system

We have introduced a Group Cash Management System as part of our drive to increase capital efficiency and reduce interest costs. We have also adopted the consolidated tax payment system introduced as part of national taxation reform measures. Group restructuring to date has resulted in large capital loss carryovers, and through the adoption of this system we will be able to manage tax on a Groupwide basis and maximize cash flow.

Further Reform in Pursuit of Sustainable Growth



CSK Group is now entering the third stage of its restructuring program. To produce further sustainable growth we must continue adding value to our full line of services. An obvious approach to achieving this is by revealing and exploiting further synergies across the Group, and in support of this goal we are taking measures such as introducing an executive officer system, improving our office locations, and strengthening our sales structure. We are investigating a number of other options as well, including integrating and reorganizing Group companies and resources, and extracting the back office and low cost operations from individual Group companies and centralizing them within a separate new company.

At CSK Group we are determined to further progress the close customer support, high technical skills, and extensive operational knowledge on which our business is founded. And in doing so, we of course intend to prosper as a business, by fulfilling our mission of creating a unique service profile that utilizes our unparalleled expertise to continuously contribute to the productivity of our customers.

Corporate Governance

CSK recognizes the importance of sound corporate governance across the Group, and is actively working to create a transparent, robust structure of corporate governance and corporate ethics.

In June 2003 CSK introduced an executive officer system with the aim of speeding up the implementation of Group strategy, and further strengthening Group auditing and operational execution procedures.

By introducing this system CSK has separated the board functions of strategic decision making and auditing from operational execution, and clarified authorities and responsibilities. The board of directors focuses on overall Group strategy and oversight, while the executive officers pursue operational profitability at the parent and subsidiary company level.

More specifically, the board of directors is responsible for optimizing the allocation of overall Group resources and deciding on forward investment in each business area, while executive officers have responsibility for pursuing synergies and increasing the specialized capabilities of companies in each service area across the Group.

CSK is taking a number of steps to streamline and invigorate the board of directors, and in order to be able to respond more flexibly to changes in the operating environment has reduced the term of appointment for board members from two years to one. Directors are being assigned to guide and supervise each core business subsidiary, and the number of outside directors is being increased from one to two.

Further, the Group auditing system is being strengthened with the appointment of two full-time auditors, of which one will be an outside auditor, and the retirement bonus system for directors is being discontinued.


Shareholders
Directors
Executive Offficers
Systems Integration
Systems Management
BPO

Frequently Asked Questions

Q.

What does CSK mean by Lifetime Full Support?

A.

Lifetime Full Support is our commitment to meeting the needs of our customers, providing total support from systems through to operational processes. Demand in our industry is changing, and rather than requesting discreet service items such as systems integration, systems management or BPO, customers are now looking for a total package that optimizes their investment in information technology. By providing services in this manner we not only increase the productivity and operational efficiency of our customers, but also lay the foundations for our own long-term growth as a company. Under this theme of Lifetime Full Support, we are aiming to make maximum use of the accumulated strengths and resources of CSK Group to provide high quality, highly marketable, comprehensive services to our customers.

Q.

Why did CSK choose to acquire 100% ownership of Group subsidiaries such as CSK Network Systems Corporation and ServiceWare Corporation?

A.

Our growth process to date has been for Group companies to independently pursue business expansion, and then to go public with an IPO. In this way the Group has created companies with specialized skills and experience. If individual subsidiaries pursue profit independently in the new market environment, however, they can reduce the overall competitiveness of the Group. Customers, too, are demanding end-to-end services, including outsourcing. In response to this we are therefore reorganizing and integrating our businesses through measures such as 100% ownership of core Group subsidiaries.

The tough business environment facing the IT industry is unprecedented. The industry shakeout is likely to continue, and only the fittest will survive. To ensure that CSK Group not only survives but prospers, we are working to improve the competitiveness of each of our businesses, to further differentiate the Group in the marketplace, and to increase overall corporate value.

Q.

What factors have allowed CSK Group to become so successful in the field of BPO?

A.

Outsourcing is becoming increasingly important to companies as a strategic tool they can use to reform their operations and concentrate resources on core businesses. CSK Group is offering BPO services that help these companies reduce costs and improve competitiveness.

Our BPO services to date have included a wide range of functions, such as business process analysis, order handling, distribution tracking, inventory management, invoicing, technical support, and help desks. But we believe there are still many other business opportunities in the BPO market, including back office work, human resources administration and other areas.

We see our key strengths as our operational reform capabilities, personnel management expertise, and IT skills to boost business process efficiency. Supporting our competitive superiority are the close relationships we have developed with customers; because of our deep understanding of clients' businesses we are able to accurately analyze their situations and propose highly effective solutions. In delivering these solutions we are able to make use of our highly developed IT capabilities, such as operational visualization and analysis tools. We also have outstanding project management and human resources management capabilities that customers can rely on at the implementation phase.

We believe the BPO market is going to expand significantly, and within the Group we have highly specialized companies such as BELLSYSTEM24 INC, ServiceWare Corporation, and CSK Communications Corporation that will be at the forefront of this market. We are also the market leader in contact center outsourcing. We are bringing together considerable added-value functions in these contact centers, and by combining our strengths in systems integration and systems management we are able to offer high quality BPO services covering all aspects of our customers' operations.



ASIP
This CSK proprietary operations analysis service visualizes current operational systems and estimates the benefits of outsourcing various functions. It clearly identifies problem areas, and expresses predicted outcomes for outsourcing solutions under categories such as productivity gains, cost reductions, procedural simplification, and operational stability and quality.

Q. What features characterize CSK's original "e.CARTE" software package, and how are these being used in the market place?

A. e.CARTE is based on new cost control technology developed by TOYOTA MOTOR CORPORATION, known as the Toyota Cost Control Method. The software package supports cost control and supply reform through cost variance analysis.

Information generated by traditional cost accounting and administration methods does not reflect real-time circumstances on site, so it is unable to be used as the basis for taking action on the factory floor. In contrast to this, e.CARTE uses proprietary accounting methods to deliver cost information from an on-site viewpoint. This system also allows separate cost analysis by product and process, so that managers can rapidly and efficiently determine whether overall manufacturing resources are being optimally deployed.

As well as selling the e.CARTE software package itself, CSK Group is creating strong differentiation in the market by providing associated IT consulting, services to create interfaces with existing systems, peripheral systems integration, and post-introduction systems management.

Q. What is your approach to offshore operations in China?

A. Japanese companies began setting up operations in China in the 1980s, attracted by an abundant labor supply and low production costs. Business in China is now diversifying as hundreds of Japanese companies enter the massive market. CSK is no exception to this trend, and we are building a low cost operational base in China for systems integration and other processes. We were one of the first companies in the IT services industry to enter the market, commencing operations in 1996. We have two 100%-owned subsidiaries in China: CSK Systems (Shanghai), a software development company, and CSK Systems (Dalian), an offshore BPO operation.

CSK has been implementing the following measures in order to make best use of opportunities in China to provide Japanese companies with software development services.

- **Technical and operational training:**
Raising technical capabilities with training in ERP and Java. Improving service levels in BPO for data entry and other outsourcing operations.
- **Productivity, quality and service improvement:**
Awarded ISO9001; introducing CSK development standards; establishment of quality control division; introduction of project evaluation system.
- **Tie-ups with domestic operations in Japan:**
Establishment of special sales force to promote operational links with China.
- **Training in Japanese language:**
Increasing operational knowledge and specialized capabilities to target Japanese businesses.
- **Institutionalization of Chinese business intelligence:**
Internal sharing of businesses successes and failures.
- **Use of advanced communication tools:**
Use of video conferencing and other methods to promote close communication between Japanese and Chinese operations.
- **Strengthened security:**
Establishment of defined security standards. Thorough implementation of security procedures at physical and educational levels; ongoing measures to maintain privacy of information.

Additionally, CSK has during the past year or so begun receiving requests from customers for consultation on the introduction of systems to their Chinese operations, or for system integration support in China. Until now, customers typically were interested in our China operations as a means of reducing their systems development costs. As Japanese businesses in China have grown, however, these customers have developed a need for support for the IT systems and operational processes they are using in their Chinese businesses. These customers are looking for a full-support IT service provider that understands business and the law in China, that also understands Japanese business, and that has global links in systems integration, systems management, and BPO. In this context CSK is the natural provider of choice for low cost, high quality operations, with solid experience in the Chinese market, strong human resources, and full line service capabilities in Japan.

Global Support and CSK's business approach in China


Customers' businesses in China
Customers' head offices in Japan
Service delivery
CSK SYSTEMS (DALIAN)
Dalian
CSK SYSTEMS (SHANGHAI)
Shanghai
Hangzhou
BPO
Systems Management
Systems Integration
Service delivery
CSK's businesses in China
Collaborative support
CSK group
Offshore development/BPO

Social Contribution

Developments in information technology and communications contribute to creating a more productive and affluent society. CSK thus views its social contributions as a fundamental part of its business mission and actively participates in a variety of activities:



Children's Art Museum & Park

CAMP

CAMP (Children's Art Museum & Park) provides a wide range of creative workshops where children are encouraged to develop ways to express themselves naturally and communicate freely with one another. CSK founder Isao Okawa believed that children would lead the creation of the information society, and this belief is echoed in the wide support that CSK Group continues to lend to CAMP activities in collaboration with research and academic institutes in Japan and overseas, including the MIT Media Laboratory. Activities at CAMP include clay animation and musical improvisation workshops, and hands-on sessions where children construct unique toys using a small, battery-powered computer called 'Cricket'.



Toy Symphony Project

The Toy Symphony Project was created from the MIT Media Laboratory's concept of enabling children without any formally developed skills in playing musical instruments to experience the joy of creating music. The project developed new digital instruments to increase the scope of children's imaginations. It now organizes musical education projects, concerts, and other events all over the world. The CSK Group is the key sponsor of this project, which conducts children's musical expression workshops utilizing these unique musical toys, and then selects the most talented participating children to perform concerts with professional orchestras.



Junior Summit

Children have a natural desire to change the world themselves. And through the development of technology, the world is becoming a place where it is possible for children to create digital worlds of their own. The Junior Summit is an international conference where future leaders exchange ideas and views, organized in line with the GII concept of constructing a global information communications network. Following an initial conference in Tokyo in 1995, MIT sponsored a second conference, 'Action Plan to Change the World,' in 1998. CSK champions the importance of children's viewpoints and has been an enthusiastic supporter of Junior Summit activities since their inception.



The Okawa Center in the Kansai Cultural Scientific Research Districts, Kyoto



The Okawa Center for Future Children, currently under construction at the Media Laboratory of the Massachusetts Institute of Technology (MIT).

Okawa Centers

In April 2001, the Okawa Center was opened in Kansai Science City, which hosts industrial, academic and government research centers. The areas of research at the Okawa Center include Internet Technology to enable children around the world to communicate with each other freely, and the development of information & communications technology (ICT). Working cooperatively with the Okawa Center for Future Children, now under construction at the Media Laboratory of the Massachusetts Institute of Technology (MIT) in Cambridge, USA, the Okawa Center in Kansai is a base for research and activities grown out of the vision of CSK's founder, the late Isao Okawa, whose dream was to empower the children of this century to be the leaders in the creation of an information society which is free, global and borderless.



Okawa Foundation for Information and Telecommunications

The Okawa Foundation for Information and Telecommunications (The Okawa Foundation), is an authorized non-profit organization established in 1986 to support and encourage new IT research. Its endowment fund is five billion yen. The Foundation has functioned strongly since its inception, and has been approved by the Japanese government as an organization with the special status of benefiting the public. In addition to the research grant that began with its establishment, the Foundation began presentation of the "Okawa Prize" and the "Okawa Publications Prize" in 1992. Since 1996 the Foundation has been focusing on globalizing its activities.

In fiscal 2002, the Foundation supported 39 research projects in Japan and 10 projects overseas, and awarded the Okawa Prize to Dr. Thomas E. Everhart, who was recognized for his distinguished accomplishment in the development of scanning microscopy and microfabrication technologies, and to Dr. Taizo Iijima, who was recognized for his outstanding contribution to pioneering research in the basic theory of pattern recognition.

Consolidated Six-Year Summary

CSK CORPORATION and Consolidated Subsidiaries

For the years ended 31st March, 1998, 1999, 2000, 2001, 2002 and 2003

	millions of yen (except per share amounts)					
	1998	1999	2000	2001	2002	2003
For the year:						
Sales and operating revenue	¥ 211,004	¥ 223,715	¥ 409,747	¥ 418,601	¥ 423,704	¥ 357,505
Operating costs	173,386	186,700	342,555	347,211	350,287	294,693
Selling, general & administrative expenses	30,987	28,801	56,865	62,076	58,023	40,719
Operating income	6,631	8,214	10,327	9,314	15,394	22,093
Income (loss) before income taxes and minority interests	(18,834)	(14,891)	8,075	(16,775)	(80)	1,170
Net income (loss)	(20,284)	(17,386)	(5,517)	(21,354)	14,220	10,782
At year-end:						
Total assets	220,261	190,484	383,049	382,523	338,978	345,167
Total shareholders' equity	98,850	80,457	104,391	85,099	94,799	87,872
Interest-bearing debt	67,943	52,873	149,186	151,799	107,386	112,394
Working capital	14,524	13,676	22,121	(38,921)	10,888	(7,280)
Per share(yen) (Note):						
Net income (loss)	¥ (317.54)	¥ (273.37)	¥ (88.10)	¥ (287.04)	¥ 190.37	¥ 148.25
Diluted earnings	-	-	-	-	-	144.03
Cash dividends	15.00	12.00	12.00	12.00	12.00	12.00
Total shareholders' equity	1,550.02	1,266.79	968.44	1,139.26	1,269.12	1,237.10
Total outstanding shares	64,133,845	64,133,845	64,700,164	74,700,164	74,700,164	74,703,064

Note: Per share figures are in exact yen.

Consolidated Financial Review

CSK CORPORATION and Consolidated Subsidiaries

1. OVERVIEW OF OPERATING ENVIRONMENT

The business environment in Japan remained poor in the year under review, hampered by a fall in confidence in financial institutions after delays in clearing up non-performing loans, falls in share prices, and economic slowdown in the US and around the world. The effects of geopolitical instability were also felt, and there was no sign of deflationary pressure easing.

In the midst of this entrenched deflationary environment competitive pressure amongst companies has been increasing, driven by the continuing wave of globalization. Companies in many industries are looking to invest in sophisticated IT systems such as enterprise resource planning (ERP) and supply chain management (SCM) systems in order to survive this competitive pressure, but the lack of clarity in the economic outlook has increased the trend toward reviewing or postponing capital outlay on these kinds of projects. The operating environment has therefore become even more adverse.

Against this background, the CSK Group maintained its focus on becoming "*e-Service No. 1*," steadily reinforcing its management policies by planning and implementing the following initiatives.

i . Focusing management resources on core businesses and strengthening our " full line services"

- Management control of B to C businesses ASCII CORPORATION (presently MEDIALEAVES CORPORATION) and CSK ELECTRONICS CORPORATION (presently T-ZONE CORPORATION) was transferred outside the Group in March 2002.
- Four core business subsidiaries were made 100%-owned subsidiaries: CSK Communications Corporation and CSK VENTURE CAPITAL CO., LTD. (presently CSK FINANCE CO., LTD.) on 1st February, 2003; and CSK Network Systems Corporation and ServiceWare Corporation on 1st May, 2003.

ii . Transition to systematic Group Management

Group management policy is being implemented through a council system, with regular meetings of Group companies at both the presidential and operational level.

iii . Acquisition and start of operations at the CSK e-Service Data Center

This key element of common Group infrastructure for services opened in Chiba Prefecture in October 2002.

iv . Strengthening Group financial structure

CSK Group Cash Management System was introduced in December 2002.

v . Establishment of Business Process Reengineering Committee

The purpose of this committee is to increase competitiveness by structurally reducing costs. (in April 2002)

vi . Transfer of head office function to Aoyama, Tokyo

Operational locations have been adjusted in May 2003 in order to most efficiently develop our full line service capabilities.

vii. Concentration of System Development and System Management in Shinjuku, Tokyo

We seek to secure cost benefits through this relocation in July 2003.

viii. Establishment of low cost operations through regional expansion and strategic development in China

New BPO companies have been established in locations including Okinawa, Fukui, Shimane, Iwate and Dalian, China.

ix . Approval for the exemption of substitutional portion of employee pension fund. (March 2003)

x . Adoption of consolidated tax system. (planned for fiscal year starting 1st April, 2003)

2. ANALYSIS OF STATEMENTS OF OPERATIONS

Sales and operating revenue and operating income

Consolidated sales and operating revenue decreased ¥66.19 billion (15.6%) year on year to ¥357.5 billion. Sales and operating revenue decreased due to the removal of ASCII CORPORATION and CSK ELECTRONICS CORPORATION from consolidation at the end of the previous financial year, but sales trended well in businesses including CSK CORPORATION and the prepaid card operations of QUO CARD Co., Ltd. (formerly Japan Card Center Kaisha).

Operating income increased ¥6.69 billion (43.5%) year on year to ¥22.09 billion. CSK Group business has been refocused on the B to B area, and as a result of a shift to systematic group management operating income has steadily increased from ¥9.31 billion in the year ended March 2001, to ¥15.39 billion in 2002, and again to a record level of ¥22.09 billion in the fiscal year under review.

Net income

This period's outcome is the result of increased earnings at the operating level of CSK CORPORATION and consolidated Group subsidiaries, and also of a greatly improved performance and return to profitability at SEGA CORPORATION that led to improved earnings booked from affiliated companies accounted for under the equity method.

Net income for the financial year under review decreased ¥3.43 billion to ¥10.78 billion.

Extraordinary gains of ¥13.08 billion and ¥3.29 billion were recorded in the previous fiscal year, ended March 2002, on the sales of investments in securities and on equity in earnings of affiliates (dilution gain) respectively, but in the fiscal year under review extraordinary income decreased considerably, falling ¥13.11 billion to ¥5.5 billion.

An extraordinary loss of ¥24.1 billion was recorded in the previous fiscal year on the transfer of management control of ASCII CORPORATION and CSK ELECTRONICS CORPORATION outside the Group, while in the year under review appraisal losses of ¥15.18 billion on investments in securities, due to the weak stock market, resulted in extraordinary losses of ¥20.69 billion, ¥3.41 billion less than in the previous year.

Income tax (net of current and deferred) for the period was negative, as in the previous financial year, due to tax-effect accounting. In the previous financial year the primary factor affecting tax payable was the transfer of management control of ASCII CORPORATION and CSK ELECTRONICS CORPORATION, while in the period under review the primary factor was losses recorded for SEGA CORPORATION, an equity accounted affiliate. Minority interests in subsidiaries increased ¥1.49 billion year on year to ¥3.62 billion.

3. SEGMENT INFORMATION

Computer services

Sales and operating revenue declined 3.4%, to ¥232.22 billion, but operating income rose 36.2%, to ¥19.83 billion. Although sales and operating income decreased at some subsidiaries due to customers restraining or delaying expenditure on IT projects in light of economic uncertainty, revenue and profit increased at other subsidiaries. In addition, results in the previous fiscal year included operating losses from the software division of ASCII CORPORATION, while losses at ISAO CORPORATION were greatly reduced following cost reductions and a shift of focus to corporate business. As a result of the above factors, overall operating income for this segment increased although net sales decreased.

Computer and other product sales

Sales and operating revenue fell 33.3%, to ¥70.22 billion, while operating income increased 70.9%, to ¥2.89 billion. Sales and operating revenue were down mainly because results for the previous corresponding period included those of CSK ELECTRONICS CORPORATION, which as noted above has now been removed from consolidation. At the same time, operating income for this segment improved because losses generated by CSK ELECTRONICS CORPORATION no longer had an impact on the period under review.

Prepaid card sales

This business is operated by consolidated subsidiary QUO CARD Co., Ltd., and sales and operating revenue during the period grew 4.3% to ¥55.84 billion on the back of increased volume in its core QUO Card business with major convenience store chains. After the impact of amortization of goodwill, operating income was ¥0.74 billion, compared with an operating loss of ¥0.17 billion in the previous comparable period.

Others

Sales and operating revenue in other businesses increased 8.4% to ¥2.08 billion, and an operating loss of ¥1.31 billion was recorded compared to an operating loss in the previous comparable period of ¥0.06 billion, mainly as a result of depressed stock market conditions. The Others category includes the venture capital operations of CSK FINANCE CO., LTD. and the building lease operations of CSK CORPORATION.

4. FINANCIAL POSITION

Total assets increased 6.18 billion to ¥345.16 billion.

Assets

Current assets were lower mainly because of a decrease in cash and time deposits. This related to the acquisition of the CSK e-Service Data Center, which was opened in order to further develop full-line services, to the acquisition of the Aoyama office in order to centralize decision making and improve the working environment, and to the purchase of treasury stock in order to wholly own core subsidiaries. Tangible fixed assets increased in line with the launch of the CSK e-Service Data Center, while the increase in intangible fixed assets related to the acquisition of the Aoyama office. Investments and other assets increased mainly owing to an increase in deferred income taxes at the parent level.

Liabilities, minority interests and shareholders' equity

Total liabilities increased ¥11.16 billion to ¥214.43 billion.

Current liabilities were lower, principally owing to the repayment of short-term loans. Long-term liabilities increased, mainly due to the bond issues.

Total shareholders' equity declined ¥6.92 billion to ¥87.87 billion.

Although net income of ¥10.78 billion for the period under review had a positive impact on net assets, factors such as share buybacks led to a year on year decline in shareholders' equity.

5. CASH FLOWS

Cash flows from operating activities

Net cash provided by operating activities increased ¥10.82 billion to ¥19.82 billion, compared with a total of ¥8.99 billion in the previous corresponding period. This was due primarily to a decline in income taxes paid.

Cash flows from investing activities

Net cash used in investing activities was ¥28.51 billion, ¥24.68 billion more than the total in the previous fiscal year of ¥3.82 billion. This was mainly because of the acquisition of the CSK e-Service Data Center and the Aoyama office, the purchase of Japanese Government Bonds for the prepaid card operation trust fund pool, and a reduction in the sales of investment securities.

Cash flows from financing activities

Net cash used in financing activities was ¥8.91 billion, ¥11.36 billion less than the ¥20.27 billion used in the previous fiscal year. Key factors behind this result include: the decline in cash from paying back short and long-term borrowing was less than in the previous year; more cash was raised from bond issues; share buybacks during the period resulted in cash outlay; and income from the issue of shares by consolidated subsidiaries to minority interests decreased considerably compared to the previous year.

As a result of these factors, cash and cash equivalents at the end of the period amounted to ¥45.62 billion, ¥17.55 billion less than at 31st March, 2002.

Consolidated Balance Sheets

CSK CORPORATION and Consolidated Subsidiaries

As of 31st March, 2001, 2002 and 2003

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
ASSETS				
Current assets:				
Cash (Notes 2(3), 3 and 9)	¥ 65,237	¥ 57,197	**¥ 40,907**	**$ 340,322**
Notes and accounts receivable (Note 9)	71,469	63,414	**66,116**	**550,055**
Marketable securities (Notes 2(4), 3, 4 and 9)	20,535	15,540	**14,276**	**118,769**
Venture capital investments (Note 9)	3,906	3,821	**4,188**	**34,844**
Inventories (Notes 2(7), 5 and 9)	18,420	7,884	**9,588**	**79,766**
Deferred income taxes (Notes 2(14) and 15)	4,850	7,315	**4,593**	**38,211**
Other current assets	8,892	16,265	**12,634**	**105,108**
Allowance for doubtful accounts (Note 2(6))	(718)	(631)	**(397)**	**(3,303)**
Total current assets	192,591	170,805	**151,905**	**1,263,772**
Property and equipment, net of accumulated depreciation (Notes 2(8), 7 and 9)	40,380	34,848	**37,672**	**313,412**
Deferred charges and intangible assets (Note 2(9))	15,128	8,192	**16,800**	**139,766**
Investments and other assets:				
Investments in unconsolidated subsidiaries and affiliates (Note 6)	59,487	49,701	**32,816**	**273,012**
Investments in securities(Notes 2(4), 4 and 9)	37,650	30,031	**29,739**	**247,413**
Long-term loans	5,316	420	**1,114**	**9,267**
Deferred income taxes (Notes 2(14) and 15)	2,048	22,796	**45,652**	**379,798**
Other assets(Note 9)	36,702	23,786	**30,720**	**255,571**
Allowance for doubtful accounts (Note 2(6))	(6,779)	(1,601)	**(1,251)**	**(10,405)**
	134,424	125,133	**138,790**	**1,154,656**
Total assets	¥ 382,523	¥ 338,978	**¥ 345,167**	**$ 2,871,606**

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets

CSK CORPORATION and Consolidated Subsidiaries

As of 31st March, 2001, 2002 and 2003

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Notes and accounts payable (Note 9)	¥ 39,683	¥ 29,300	**¥ 31,634**	**$ 263,176**
Short-term bank loans payable (Notes 8 and 9)	104,716	77,773	**59,158**	**492,164**
Current portion of corporate bonds payable (Note 8)	-	-	**800**	**6,656**
Current portion of convertible bonds payable (Note 8)	6,683	-	**-**	**-**
Commercial paper(Note 8)	20,000	-	**10,000**	**83,195**
Accrued income taxes	7,577	2,983	**2,827**	**23,520**
Unearned revenue (Notes 2(16) and 9)	19,414	24,599	**29,372**	**244,362**
Accrued bonuses to employees (Note 2(10))	6,063	5,755	**5,282**	**43,942**
Allowance for relocation loss (Note 2(11))	-	-	**1,316**	**10,950**
Other current liabilities (Note 2(15))	27,376	19,507	**18,796**	**156,373**
Total current liabilities	231,512	159,917	**159,185**	**1,324,338**
Long-term liabilities:				
Corporate bonds payable (Notes 8 and 9)	10	4,810	**25,710**	**213,894**
Convertible bonds payable (Notes 8 and 9)	4,190	-	**-**	**-**
Long-term bank loans payable (Notes 8 and 9)	16,200	24,803	**16,726**	**139,151**
Accrued employees' retirement benefits (Notes 2(12) and 11)	4,162	7,380	**6,982**	**58,081**
Accrued directors' retirement benefits	274	324	**326**	**2,712**
Other long-term liabilities	6,122	6,032	**5,504**	**45,793**
Total long-term liabilities	30,958	43,349	**55,248**	**459,631**
Minority interests	34,954	40,913	**42,862**	**356,592**
Commitments and contingencies (Notes 2(17), 9, 14, 22 and 26)				
Shareholders' equity (Note 12):				
Common stock-				
Authorized: 298,000,000 shares at 31st March, 2001, 2002 and 2003, respectively				
Issued: 74,700,164 shares at 31st March, 2001 and 2002, 74,703,064 shares at 31st March, 2003, respectively	69,029	69,029	**69,034**	**574,328**
Capital surplus	78,795	78,795	**77,402**	**643,944**
Retained earnings (Accumulated deficit)	(62,220)	(49,128)	**(44,286)**	**(368,438)**
Adjustment on revaluation of land (Note 2(20))	-	(2,110)	**(1,582)**	**(13,160)**
Unrealized gains (losses) on securities (Notes 2(4) and 4)	1,753	346	**(312)**	**(2,596)**
Foreign currency translation adjustments (Note 2(2))	(2,251)	(2,125)	**(2,521)**	**(20,972)**
Treasury stock, at cost (Note 13)	(7)	(8)	**(9,863)**	**(82,061)**
Total shareholders' equity	85,099	94,799	**87,872**	**731,045**
Total liabilities and shareholders' equity	¥ 382,523	¥ 338,978	**¥ 345,167**	**$ 2,871,606**

(Continued on following page.)

Consolidated Statements of Operations

CSK CORPORATION and Consolidated Subsidiaries

For each of the three years in the period ended 31st March, 2003

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Sales and operating revenue (Note 2 (16))	¥ 418,601	¥ 423,704	**¥ 357,505**	**$ 2,974,254**
Costs and expenses:				
Operating costs (Notes 2(13) and 16)	347,211	350,287	**294,693**	**2,451,689**
Selling, general and administrative expenses (Notes 2(13) and 16)	62,076	58,023	**40,719**	**338,764**
Operating income	9,314	15,394	**22,093**	**183,801**
Other income (expenses):				
Interest and dividends income	1,020	856	**499**	**4,149**
Interest expenses	(3,206)	(1,924)	**(1,072)**	**(8,916)**
Gain on sales of investments in securities	4,897	13,386	**3,295**	**27,413**
Loss on sales of investments in securities	(345)	(4,907)	**(320)**	**(2,658)**
Loss on write-down of investments in securities (Note 17)	(5,473)	(1,353)	**(15,182)**	**(126,309)**
Dilution gain (Notes 2 (1) and 18)	1,904	3,295	**425**	**3,537**
Equity in net losses of unconsolidated subsidiaries and affiliates (Note 6)	(17,406)	(7,688)	**(3,629)**	**(30,192)**
Relocation loss(Note 19)	-	-	**(1,651)**	**(13,735)**
Gain on sales of real estate(Note 20)	-	-	**1,520**	**12,645**
Others, net	(7,480)	(17,139)	**(4,808)**	**(39,999)**
Income (loss) before income taxes and minority interests	(16,775)	(80)	**1,170**	**9,736**
Income taxes (Notes 2(14) and 15):				
Current	11,385	7,647	**6,755**	**56,202**
Deferred	(7,101)	(24,074)	**(19,987)**	**(166,281)**
	4,284	(16,427)	**(13,232)**	**(110,079)**
Income (loss) before minority interests	(21,059)	16,347	**14,402**	**119,815**
Minority interests in subsidiaries	(295)	(2,127)	**(3,620)**	**(30,115)**
Net income (loss)	¥ (21,354)	¥ 14,220	**¥ 10,782**	**$ 89,700**

	yen			U.S. dollars
Per share information:				
Basic earnings per share (Notes 2(19) and 24)	¥ (287.04)	¥ 190.37	**¥ 148.25**	**$ 1.23**
Diluted earnings per share (Notes 2(19)and 24)	-	-	**¥ 144.03**	**$ 1.20**
Cash dividends (Note 2(19))	¥ 12.00	¥ 12.00	**¥ 12.00**	**$ 0.10**

The accompanying notes are integral part of these statements.

Consolidated Statements of Shareholders' Equity

CSK CORPORATION and Consolidated Subsidiaries

For each of the three years in the period ended 31st March, 2003

	millions of yen								
	Common stock	Unissued common shares	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains(losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of 31st March, 2000	¥ 47,589	¥ 42,870	¥ 57,365	¥ (39,910)	¥ -	¥ -	¥ -	¥ (3,523)	¥ 104,391
Issuance of additional shares of common stock	21,440	(42,870)	21,430						-
Net loss				(21,354)					(21,354)
Decrease due to changes in subsidiaries and affiliates				(48)					(48)
Foreign currency translation adjustments (Note 2(2))							(2,251)		(2,251)
Unrealized gains on securities (Notes 2(4) and 4)						1,753			1,753
Cash dividends				(836)					(836)
Directors' and corporate auditors' bonuses				(72)					(72)
Sales of treasury stock, net								3,516	3,516
Balance as of 31st March, 2001	69,029	-	78,795	(62,220)	-	1,753	(2,251)	(7)	85,099
Net income				14,220					14,220
Decrease due to changes in subsidiaries and affiliates				(188)					(188)
Adjustment on revaluation of land (Note 2(20))					(2,110)				(2,110)
Foreign currency translation adjustments (Note 2(2))							126		126
Unrealized losses on securities (Notes 2(4) and 4)						(1,407)			(1,407)
Cash dividends				(896)					(896)
Directors' and corporate auditors' bonuses				(44)					(44)
Purchase of treasury stock, net								(1)	(1)
Balance as of 31st March, 2002	¥ 69,029	¥ -	¥ 78,795	¥ (49,128)	¥ (2,110)	¥ 346	¥ (2,125)	¥ (8)	¥ 94,799

(Continued on following page.)

	millions of yen							
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains(losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of 31st March, 2002	¥ 69,029	¥ 78,795	¥ (49,128)	¥ (2,110)	¥ 346	¥ (2,125)	¥ (8)	¥ 94,799
Decrease due to adoption of Financial Accounting Standard Exposure No.1"Accounting Standard for Treasury Stock And Reduction of Legal Reserves" (Note 13)			(4,713)					(4,713)
Exercise of stock options	5	5						10
Loss on disposition of treasury stock		(1,398)						(1,398)
Net income			10,782					10,782
Increase due to changes in subsidiaries and affiliates			25					25
Adjustment on revaluation of land (Note 2(20))			(762)	528				(234)
Foreign currency translation adjustments (Note 2(2))						(396)		(396)
Unrealized losses on securities (Notes 2(4) and 4)					(658)			(658)
Cash dividends			(448)					(448)
Directors' and corporate auditors' bonuses			(42)					(42)
Purchase of treasury stock, net							(9,855)	(9,855)
Balance as of 31st March, 2003	**¥ 69,034**	**¥ 77,402**	**¥ (44,286)**	**¥ (1,582)**	**¥ (312)**	**¥ (2,521)**	**¥ (9,863)**	**¥ 87,872**

	thousands of U.S. dollars (Note 1)							
	Common stock	Capital surplus	Retained earnings (Accumulated deficit)	Adjustment on revaluation of land	Unrealized gains(losses) on securities	Foreign currency translation adjustments	Treasury stock, at cost	Total
Balance as of March 31, 2002	$ 574,285	$ 655,529	$ (408,718)	$ (17,550)	$ 2,880	$ (17,683)	$ (68)	$ 788,675
Decrease due to adoption of Financial Accounting Standard Exposure No.1"Accounting Standard for Treasury Stock And Reduction of Legal Reserves" (Note 13)			(39,205)					(39,205)
Exercise of stock options	43	43						86
Loss on disposition of treasury stock		(11,628)						(11,628)
Net income			89,700					89,700
Increase due to changes in subsidiaries and affiliates			207					207
Adjustment on revaluation of land (Note 2(20))			(6,336)	4,390				(1,946)
Foreign currency translation adjustments (Note 2(2))						(3,289)		(3,289)
Unrealized losses on securities (Notes 2(4) and 4)					(5,476)			(5,476)
Cash dividends			(3,729)					(3,729)
Directors' and corporate auditors' bonuses			(357)					(357)
Purchase of treasury stock, net							(81,993)	(81,993)
Balance as of 31st March, 2003	**$ 574,328**	**$ 643,944**	**$ (368,438)**	**$ (13,160)**	**$ (2,596)**	**$ (20,972)**	**$ (82,061)**	**$ 731,045**

The accompanying notes are integral part of these statements.

Consolidated Statements of Cash Flows

CSK CORPORATION and Consolidated Subsidiaries

For each of the three years in the period ended 31st March, 2003

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Cash flows from operating activities:				
Income (Loss) before income taxes and minority interests	¥ (16,775)	¥ (80)	**¥ 1,170**	**$ 9,736**
Adjustments for:				
Depreciation	6,593	6,639	**5,555**	**46,213**
Amortization of goodwill	4,687	5,106	**1,097**	**9,124**
Increase (Decrease) in allowances	5,678	4,829	**(144)**	**(1,201)**
Interest and dividend income	(1,020)	(856)	**(497)**	**(4,130)**
Interest expenses	3,206	1,924	**1,072**	**8,916**
Equity in net losses (gains) of unconsolidated subsidiaries and affiliates	17,406	7,688	**3,629**	**30,192**
Dilution gain	(1,904)	(3,296)	**(425)**	**(3,537)**
Loss (Gain) on sales of investments in securities	(4,551)	(8,174)	**(2,976)**	**(24,755)**
Loss on write-down of investments in securities	5,473	1,353	**15,182**	**126,309**
Loss (Income) from investments in partnerships	(2,975)	1,117	**1,314**	**10,931**
Restructuring expenses	3,646	-	**-**	**-**
Decrease (Increase) in accounts receivable	(6,948)	(6,504)	**(1,706)**	**(14,190)**
Decrease (Increase) in inventories	(1,028)	4,612	**(1,704)**	**(14,177)**
Decrease (Increase) in venture capital investments	(345)	(89)	**(1,598)**	**(13,294)**
Increase (Decrease) in accounts payable	408	(1,889)	**2,163**	**17,996**
Others	12,538	12,200	**3,435**	**28,575**
Subtotal	24,089	24,580	**25,567**	**212,708**
Interest and dividends income received	1,052	936	**500**	**4,159**
Interest expenses paid	(3,169)	(1,862)	**(1,072)**	**(8,922)**
Income from settlement of litigation, net	52	-	**-**	**-**
Payment for settlement of litigation, net	-	(22)	**-**	**-**
Payments for restructuring	(905)	-	**-**	**-**
Income taxes paid	(5,781)	(14,638)	**(5,175)**	**(43,053)**
Net cash provided by operating activities	15,338	8,994	**19,820**	**164,892**
Cash flows from investing activities:				
Increase (Decrease) in time deposit, net	8,109	(3,333)	**2,279**	**18,960**
Net proceeds from sales and purchases of marketable securities	9,170	4,849	**3,079**	**25,619**
Purchase of property and equipment	(7,125)	(7,284)	**(8,043)**	**(66,914)**
Proceeds from sales of property and equipment	3,363	2,891	**720**	**5,986**
Purchase of intangible assets	(2,156)	(2,531)	**(12,368)**	**(102,891)**
Purchase of investments in securities	(61,335)	(11,485)	**(14,600)**	**(121,462)**
Proceeds from sales of investments in securities	12,900	17,967	**6,755**	**56,197**
Expenditure for sales of subsidiaries	-	(7,094)	**-**	**-**
Increases in long-term loans receivable	(318)	(470)	**(587)**	**(4,886)**
Decrease in long-term loans receivable	385	1,314	**-**	**-**
Others	(3,535)	1,347	**(5,753)**	**(47,861)**
Net cash used in investing activities	(40,542)	(3,829)	**(28,518)**	**(237,252)**

(Continued on following page.)

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Cash flows from financing activities:				
Increase (Decrease) in short-term bank loans, net	14,798	(46,043)	**(7,403)**	**(61,589)**
Proceeds from long-term debt	6,396	36,073	**23,109**	**192,249**
Repayment of long-term debt	(19,320)	(17,226)	**(10,693)**	**(88,962)**
Issuance of common stock	6,320	8,568	**642**	**5,340**
Purchase of treasury stock (Note 3(3))	(4,554)	(4)	**(13,418)**	**(111,630)**
Proceeds from sales of treasury stock	4,941	2	**-**	**-**
Cash dividends paid	(1,214)	(1,476)	**(1,160)**	**(9,649)**
Others	(93)	(171)	**10**	**86**
Net cash provided (used) by financing activities	7,274	(20,277)	**(8,913)**	**(74,155)**
Effect of exchange rate changes on cash and cash equivalents	264	50	**5**	**43**
Net increase (decrease) in cash and cash equivalents	(17,666)	(15,062)	**(17,606)**	**(146,472)**
Cash and cash equivalents, at beginning	95,222	77,527	**63,182**	**525,643**
Cash and cash equivalents of initially consolidated subsidiaries, at beginning (Note 2(1))	0	-	**48**	**396**
Cash and cash equivalents of initially consolidated subsidiaries, at end (Note 2(1))	-	1,066	**-**	**-**
Cash and cash equivalents of subsidiaries removed from consolidation, at beginning (Notes 2(1) and 3(2))	(29)	(349)	**-**	**-**
Cash and cash equivalents, at end (Notes 2(3) and 3(1))	¥77,527	¥63,182	**¥45,624**	**$379,567**

The accompanying notes are an integral part of these statements.

1. BASIS OF PRESENTING CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements of CSK CORPORATION (the "Company") and Consolidated Subsidiaries (collectively, the "Group") are an English version of those which have been prepared in accordance with accounting principles and practices generally accepted in Japan and filed with the Japanese Ministry of Finance as a part of the Annual Security Report (a Japanese equivalent of Form 10-K in the U.S.). The accounting records of the Company and its domestic consolidated subsidiaries and affiliates accounted for under the equity method are maintained in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements from International Accounting Standards. The accounting records of overseas consolidated subsidiaries are maintained in accordance with generally accepted accounting principles prevailing in the respective regions in which they were incorporated. In general, no adjustments on the accounts of overseas consolidated subsidiaries are reflected in the accompanying consolidated financial statements to comply with the Japanese accounting principles and practices followed by the Company and domestic consolidated subsidiaries.

The accompanying consolidated financial statements incorporate certain reclassifications of figures from those included in the Annual Security Report in order to present in a form more familiar to the readers outside Japan. In addition, the notes to consolidated financial statements include certain information which is not required under generally accepted accounting principles and practices in Japan but is presented herein as additional information.

The accompanying consolidated financial statements are not intended to present the consolidated financial position and the results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The amounts presented in the consolidated financial statements are rounded to the nearest million yen.

The U.S. dollar amounts in the accompanying consolidated financial statements are included solely for convenience of readers outside Japan. The rate of ¥120.20 = US$1.00, the rate of exchange on 31st March, 2003, has been used in translation. The inclusion of such amounts is not intended to imply that Japanese yen has been or could be readily converted, realized or settled into U.S. dollars at that rate or any other rate.

Certain amounts in the accompanying consolidated financial statements from prior years have been reclassified to conform to the current year presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Consolidation and investments in affiliates

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries under its control.

Under the current effective control approach, companies controlled by the Company are consolidated regardless of the ownership percentage, and companies influenced by the Company in material degree on their financial, operating, or business policies through investment, personnel, financing, technology, trading or other relationship are accounted for as affiliates regardless of the ownership percentage.

The list of consolidated subsidiaries as of and for the year ended 31st March, 2003 is as follows:

Name of subsidiary	
Domestic Subsidiaries:	
Business Extension Corporation	
JIEC Co., Ltd.	
CSI Co., Ltd.	
SUPER SOFTWARE COMPANY LTD.	
NextCom K.K.	
ServiceWare Corporation	
ServiceWare Kyushu Corporation	*
Live Com Corporation (formerly, Digital Media Lab Corporation)	
CSK Network Systems Corporation	
QUO CARD Co., Ltd. (formerly, Japan Card Center Kaisha)	
Japan Future Information Technology & Systems Co., Ltd.	
CSK Field Services Co., Ltd.	
BELLSYSTEM 24, INC.	
CSK VENTURE CAPITAL CO., LTD.	
(On 1st May, 2003, CSK VENTURE CAPITAL CO., LTD. changed its corporate name to CSK FINANCE CO., LTD., simultaneously divested a part of its business and established CSK VENTURE CAPITAL CO., LTD.)	
CVC Business Co., Ltd.	
ANT,Inc. (formerly, ASCII NT, INC.)	
Light Works Corporation	*
ISAO CORPORATION	
VeriServe Corporation	*
OKINAWA CSK CORPORATION	*
CSK Communications Corporation	*
FUKUOKA CSK CORPORATION	*
Overseas Subsidiaries:	
CSK Software AG	
Kibo Group, Inc. (formerly, CSK Software, N.A., Inc.)	

*FUKUOKA CSK CORPORATION is newly consolidated at the beginning of fiscal year 2003 due to have come to have materiality.

OKINAWA CSK CORPORATION, CSK SYSTEMS OKINAWA CORPORATION and CSK Communications Corporation have become material in the consolidated financial statements of the Group due to the Company's acquisition of additional stock in these companies and these companies are therefore newly consolidated at the end of fiscal year 2002. Therefore, then operating results are not reflected in the consolidated financial statements.

CSK SYSTEMS OKINAWA CORPORATION merges with OKINAWA CSK CORPORATION on 1st December, 2002 and changed its corporate name to OKINAWA CSK CORPORATION.

VeriServe Corporation and ServiceWare Kyushu Corporation are established in fiscal year 2002 and therefore are newly consolidated from fiscal year 2002.

Light Works Corporation is newly consolidated at the beginning of fiscal year 2002 due to acquisition of stocks.

The Company accounts for investments in non-consolidated subsidiaries and affiliates under the cost method as their total assets, sales, net income, and retained earnings are immaterial to the consolidated financial statements of the Group.

All overseas subsidiaries have fiscal year-ends of 31st December. BELLSYSTEM 24, INC., which has a fiscal year-end of 31st May, has performed tentative annual closing and prepared financial statements as of and for the year ended 28th February, 2003 for consolidation purposes. All other subsidiaries have 31st March year-ends. Subsidiaries are consolidated based on their respective fiscal year-ends except for BELLSYSTEM 24, INC., which is consolidated as of and for the year ended 28th February, 2003.

JIEC Co., Ltd. changes its fiscal year-end from 31st December to 31st March, and the consolidated financial statements for fiscal year 2003, therefore, reflect the result of 15-month operations.

ISAO CORPORATION changes its fiscal year-end from 31st December to 31st March, and the consolidated financial statements for fiscal year 2002, therefore, reflect the result of 15-month operations.

Necessary adjustments have been recorded to the accompanying consolidated financial statements for significant transactions during the period between these subsidiaries' fiscal year-ends and the balance sheet dates.

All significant intercompany transactions and accounts and unrealized intercompany profits are eliminated on consolidation.

On occasion, a consolidated subsidiary or an affiliate accounted for under the equity method may issue its common shares to third parties either in a public offering or upon conversion of convertible bonds, or may acquire its treasury stock. Such transactions resulted in reduction of the Group's ownership position of the subsidiary or the affiliate. With respect to such transactions, the resulting gains and losses arising from the change in interest are recognized as "Dilution gain (loss)" for the year the change in interest transaction occurs.

The assets and liabilities of a newly consolidated subsidiary are marked to fair value at the time the Company is deemed to have gained control. Material excess of cost over such value of investments in subsidiaries is recognized as goodwill and is amortized over 5 years. Immaterial excess is fully charged to income as amortization of goodwill for the year such transactions occurs. Amortization of goodwill is included in "Selling, general, and administrative expenses" in the consolidated statements of operations.

(2) Translation of foreign currency balances and transactions

Foreign currency transactions are translated using foreign exchange rates prevailing at the transaction dates. Short-term receivables and payables denominated in foreign currencies are translated at the current exchange rates at balance sheet date.

A revised accounting standard for foreign currency transactions was effective 1st April, 2000. This revision requires that long-term receivables and payables denominated in foreign currencies be translated at the current exchange rates at the balance sheet date, which were formerly translated at the exchange rate prevailing at the transaction dates; unrealized gains and losses are charged to other income (expenses).

All the assets and liabilities of foreign subsidiaries are translated at current rates at the respective balance sheet dates. All the income and expense accounts are also translated at current rates at the respective balance sheet dates.

Under the revised accounting standard, adjustments arising from translating financial statements of overseas subsidiaries denominated in foreign currencies into Japanese yen, which were recorded as a component of assets in the previous fiscal years, are recorded as a component of shareholders' equity and minority interests in the consolidated balance sheet.

(3) Cash and cash equivalents

For the purpose of the consolidated statement of cash flows, "Cash and cash equivalents" consists of cash on hands, demand deposits, and certain investments with original maturity of three months or less with virtually no risk of loss of values.

(4) Marketable securities and Investments in securities

Prior to 1st April, 2000, "Marketable securities" were stated at the lower of cost or market; cost being determined using the moving-average method. Other securities were stated at cost; cost being determined using the moving-average method.

Effective 1st April, 2000, the new accounting standard for financial instruments was applied by the Company.

The standard requires all applicable securities to be classified and accounted for, depending on management's intent, as follows:

Trading securities, which are held for the purpose of earning capital gains in near time, are reported at fair value, and the related unrealized gains and losses are included in earnings. The Group has no trading securities as of 31st March, 2002 and 2003. Held-to-maturity securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost. Securities other than trading securities and held-to-maturity securities are classified as available-for-sale securities. Available-for-sale securities that are publicly traded are reported at fair market value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. Available-for-sale securities that are not publicly traded are stated at cost; cost being determined using the moving-average method.

(5) Derivatives and hedging activities

The Group use derivative financial instruments to manage their exposures to fluctuations in foreign exchange and interest rates. Foreign exchange forward contracts, foreign currency options, foreign currency swaps, interest rate swaps and interest rate caps are utilized by the Group to reduce foreign exchange and interest rate risks. The Group does not enter into derivatives for trading purposes or speculative purposes.

Effective 1st April, 2000, the Group adopted a new accounting standard for financial instruments and a revised accounting standard for foreign currency transactions. These standards require that: a) all derivatives recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are included in earnings and b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until the maturity of the hedged transactions. With regard to accounting method for hedge transaction, deferred hedge accounting is adopted.

(6) Allowance for doubtful accounts

"Allowance for doubtful accounts" is maintained for the amounts deemed uncollectible based on solvency analyses and for estimated delinquency based on collection rates projected from historical credit loss experiences, and for the amounts to cover specific accounts that are estimated to be uncollectible.

(7) Inventories

Items in "Inventories" are principally stated at cost, cost being determined using the specific identification or moving-average methods.

(8) Property and equipment

"Property and equipment," including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs including minor renewals and betterments are charged to income as incurred. For the Company and domestic subsidiaries, depreciation is computed using the declining-balance method at rates based on the estimated useful lives of the assets which are prescribed by Japanese Income Tax Law, except for buildings acquired after 1st April, 1998 which are depreciated using the straight-line method. For overseas subsidiaries, depreciation is computed using the straight-line method over the estimated useful lives of the assets.

(9) Deferred charges and intangible assets

"Deferred charges and intangible assets" includes leasehold interest, capitalized software costs and goodwill. Capitalized software costs and goodwill are carried at cost less accumulated amortization. Capitalized costs for software for internal use are amortized using the straight-line method over the estimated useful life of the software. Goodwill is amortized using the straight-line method over 5 years. Leasehold interest is acquired in this fiscal year and its effective term will expire in August, 2053.

Costs associated with issuance of common shares and corporate bonds are expensed as incurred.

(10) Accrued bonuses to employees

"Accrued bonuses to employees" represents bonuses to employees expected to be paid for their services rendered prior to the balance sheet date.

(11) Allowance for relocation loss

"Allowance for relocation loss" is calculated based on the estimated losses on the disposal of fixed assets, recovery expenses and other relocation losses.

(12) Accrued employees' retirement benefits

The new Japanese accounting standard for retirement benefits became effective 1st April, 2000. As required by this standard, the Group reported, "Accrued employees' retirement benefits" as the unfunded accrued pension costs on the consolidated balance sheet. "Accrued employees' retirement benefits," the cumulative accrued net pension cost in excess of cumulative employer contributions, are calculated based on the estimated retirement obligations less estimated plan assets at the end of this fiscal year. Net transition amount at adoption of new accounting standard for the retirement benefits is amortized mainly over 15 years using the straight-line method. Unrecognized actuarial net loss is amortized mainly using the straight-line method over the average remaining service period and amortization is started from the next fiscal year. As a result of this change, for the year ended 31st March, 2001, pension and severance costs increased by ¥3,023 million, operating income decreased by ¥1,020 million, and loss before income taxes increased by ¥3,607 million, compared with what would have been under the former method.

Unrecognized prior service cost is amortized mainly over one year.

On 1st March, 2003, the Company and some of its consolidated subsidiaries obtained an approval from the Minister of Health, Labor and Welfare for exemption from the payment of future benefit obligation by returning relevant pension fund assets to the government. Consequently the projected benefit obligation and the corresponding fund assets under that scheme were accounted for as deemed extinguished on that date in accordance with the Japanese accounting standards. For details of the effect of this process, refer to Note 11.

(13) Research and development costs

Research and development costs are charged to income as incurred.

(14) Income taxes

The Group adopted the asset and liability method for accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

(15) Consumption taxes

Consumption taxes are imposed at a flat rate of 5% on all domestic consumption of goods and services.

The consumption taxes imposed on the Group's sales to customers are withheld by the Group at the time of sale and are paid to the national government subsequently. The consumption taxes withheld from sales are not included in "Sales and operating revenue" but are recorded as a liability and included in "Other current liabilities."

The consumption taxes imposed on the Group's purchases of products, merchandise and services from vendors are not included in costs and expenses but are offset against consumption taxes withheld.

(16) Revenue recognition

a) *Computer services:*

The Group provides customers with services relating to programming, software development for EDP systems, computer operations and various data processing. The services are provided either under fixed-amount contracts or hourly-rate contracts. Under the fixed-amount contracts, the Group recognizes revenue when the services are completed and accepted by the customers. Under the hourly-rate contracts, the Group recognizes revenue as it is accrued by multiplying the agreed rates by the number of hours worked. Revenue for data entry services is determined by multiplying the fixed-rate by the volume of processed data.

b) *Computer and other product sales:*

Overseas sales are recorded at the time of shipment. Domestic sales of computers and related supplementary equipment are recorded at the time of acceptance by the customers. Domestic retail sales of personal computers, auxiliary parts and other items are recorded at the time of shipment.

c) *Publication:*

Sales of books and magazines are recorded when goods are shipped. Advertising revenue is recognized when magazines containing customers' advertisement are shipped. Sales returns and allowances are recorded as a reduction to gross profits.

(This segment is not included in this fiscal year, as ASCII CORPORATION was excluded from consolidation at the end of the last fiscal year.)

d) *Prepaid card sales:*

All the activities of the prepaid card sales are carried out by QUO CARD Co., Ltd. ("QUO"). QUO recognizes sales of prepaid cards at face amounts when they are issued. Cost of sales is recorded based on the usage of cards and recorded estimated additional cost of sales for the unused portion of card.

Effective 1st April, 2001, QUO recorded estimated additional cost of sales for the unused portion of cards in conformity with Japanese Tax Law requiring to take into consideration the year in which cards are sold. According to this, QUO calculated the estimated amount of cards' usage based on the rates of cards' usage in previous years.

This change resulted in a decrease in gross profit and operating income of ¥667 million, respectively compared with what would have been under the former method. In addition, loss before income taxes and minority interests increased by ¥1,309 million due to ¥641 million of prior period adjustment recorded as an extraordinary item.

(17) Leases

Finance leases, other than those which involve transferring of ownership of the leased assets to the lessee, are accounted for in a manner similar to operating leases.

(18) Appropriation of (accumulated deficit) retained earnings

Appropriation of (accumulated deficit) retained earnings reflected in the accompanying consolidated financial statements is recorded after approval by the shareholders as required by the Japanese Commercial Code.

(19) Dividends and earnings per share

The amount of dividends distributed is determined based on unrestricted retained earnings on a non-consolidated balance sheet.

"Basic earnings per share" is computed by dividing income applicable to "Common stock" by weighted-average number of shares of common stock outstanding during each year. "Diluted earnings per share" reflects the potential dilution that could occur if dilutive securities and other contracts to issue common shares were exercised or converted into common shares. "Diluted earnings per share" is not presented because the Group reported a net loss in the year ended 31st March, 2001, and because the adjustment with calculation did not result in a decrease of "Basic earnings per share" despite having stock options with detachable warrants in the period ended 31st March, 2002. However in the fiscal year ended 31st March, 2003, "Diluted earnings per share" decreased ¥4.22 to ¥144.03.

From this fiscal year, the Group adopted Accounting Standard No.2 "Accounting Standard for Earnings per Share" and Financial Accounting Standards Implementation Guidance No.4 "Implementation Guidance for application of Accounting Standard for Earnings per Share."

For details of the effect of the change, refer to Note 24.

(20) Adjustment on revaluation of land

Adjustment on revaluation of land recorded as a component of shareholders' equity in the consolidated balance sheets is concerning SEGA CORPORATION.

In accordance with the Land Revaluation Law, land used for business operations was revalued. In accordance with Article 119 of the 1998 Cabinet Order Article 2-3 and 2-5 of the Enforcement Ordinance relating to the Land

Revaluation Law, the revaluation was performed by the method of calculating the value along with reasonable adjustments and by estate surveyors.

The adoption of the Land Revaluation Law was optional, not mandatory. The Company, its subsidiaries and the other affiliates do not adopt this law.

3. CONSOLIDATED STATEMENTS OF CASH FLOWS

(1) Reconciliation of "Cash" to "Cash and cash equivalents"

"Cash" as of 31st March, 2001, 2002 and 2003 on the consolidated balance sheets and "Cash and cash equivalents" at 31st March, 2001, 2002 and 2003 on the consolidated statements of cash flows are reconciled as follows:

	millions of yen			thousands of U.S.dollars (Note 1)
	2001	2002	**2003**	**2003**
Cash	¥ 65,237	¥ 57,197	**¥ 40,907**	**$ 340,322**
Marketable securities	20,535	15,540	**14,276**	**118,769**
Less: Time deposits with original maturities of more than three months or those submitted as collateral for loans	(818)	(2,136)	**(157)**	**(1,306)**
Less: Cash in escrow accounts	(3)	-	**-**	**-**
Less: Equity securities and other marketable securities with original maturities of more than three months	(7,424)	(7,419)	**(9,402)**	**(78,218)**
Cash and cash equivalents	¥ 77,527	¥ 63,182	**¥ 45,624**	**$ 379,567**

(2) Outlines of the representative removed subsidiaries' assets and liabilities (consolidated basis) as of removal date

ASCII CORPORATION as of 31st March, 2002 (removal date)

	millions of yen	thousands of U.S. dollars (Note 1)
Current assets	¥20,367	$152,845
Other assets	3,039	22,806
Total assets	¥23,406	$175,651
Current liabilities	¥17,344	$130,161
Long-term liabilities	10,151	76,181
Total liabilities	¥27,495	$206,342

CSK ELECTRONICS CORPORATION as of 31st March, 2002 (removal date)

	millions of yen	thousands of U.S. dollars (Note 1)
Current assets	¥6,801	$51,038
Other assets	2,918	21,900
Total assets	¥9,719	$72,938
Current liabilities	¥5,916	$44,398
Long-term liabilities	93	701
Total liabilities	¥6,009	$45,099

(3) Expenditure for acquisition of treasury stock by consolidated subsidiaries is included in purchase of treasury stock.

(4) Significant non-cash transactions

The Group sold shares of Vision Tech Ltd. to Broadcom Corporation and received shares of Broadcom Corporation as proceeds in January, 2001. As a result, gain on sales of investments in securities of ¥4,000 million was recorded on the consolidated statement of operations for the year ended 31st March, 2001. Expenditure for acquisition of treasury stock by consolidated subsidiaries is included in "Purchase of treasury stock" in the year ended 31st March, 2001.

During the year ended 31st March, 2001, equity securities of ¥3,008 million were distributed by the investment partnerships.

During the year ended 31st March, 2002 and 2003, no significant non-cash transactions were occurred.

4. MARKETABLE SECURITIES AND INVESTMENTS IN SECURITIES

"Marketable securities" and "Investments in securities," of which the aggregate costs, unrealized gains and losses and fair market values pertaining to held-to-maturity securities and available-for-sale securities as of 31st March, 2001 were as follows:

	millions of yen			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities	¥ 14,259	¥ 3,196	¥ 1,551	¥ 15,904
Debt securities	8,579	235	1,263	7,551
	¥ 22,838	¥ 3,431	¥ 2,814	¥ 23,455
Held- to- maturity-				
Debt securities	¥ 12,785	¥ 187	¥ 34	¥ 12,938

At 31st March, 2001, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities.

In addition, unrealized gain on investment in partnerships of ¥1,233 million, net of tax effect, is included in "Unrealized gains on securities" on the consolidated balance sheet and is excluded from this disclosure.

Proceeds from sales of available-for-sale securities were ¥20,562 million for the year ended 31st March, 2001. On those sales, gross realized gains computed on the average cost basis were ¥6,611 million and gross realized losses were ¥1,243 million.

Major components of debt and equity securities whose fair market values are not readily determinable as of 31st March, 2001 were as follows:

	millions of yen
Held-to-maturity securities	¥ 1,797
Available-for-sale securities:	
Money management fund	12,441
Unlisted stock	10,699
Unlisted bonds	581
Investments in unconsolidated subsidiaries and affiliates	3,365

The redemption schedule of debt and equity securities as of 31st March, 2001 were as follows:

	millions of yen	
	Available-for-sale	Held-to-maturity
Due within 1 year	¥ 231	¥ 7,355
Due after 1 year through 5 years	2,420	7,227
Due after 5 years through 10 years	1,710	-
Due after 10 years	47	-
	¥4,408	¥14,582

"Marketable securities" and "Investments in securities," of which the aggregate costs, unrealized gains and losses and fair market values pertaining to held-to-maturity securities and available-for-sale securities as of 31st March, 2002 were as follows:

	millions of yen			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities	¥ 5,859	¥ 2,096	¥ 141	¥ 7,814
Debt securities	6,352	2	1,503	4,851
Others	5,928	13	1,193	4,748
	¥ 18,139	¥ 2,111	¥ 2,837	¥ 17,413
Held-to-maturity-				
Debt securities	¥ 12,214	¥ 133	¥ 1	¥ 12,346

	thousands of U.S. dollars (Note 1)			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities	$ 43,969	$ 15,729	$ 1,053	$ 58,645
Debt securities	47,670	14	11,280	36,404
Others	44,485	99	8,955	35,629
	$136,124	$ 15,842	$ 21,288	$ 30,678
Held-to-maturity-				
Debt securities	$ 91,664	$ 1,001	$ 11	$ 92,654

At 31st March, 2002, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities.

In addition, unrealized gain on investment in partnerships of ¥299 million, net of tax effect, is included "Unrealized gains on securities" on the consolidated balance sheet and is excluded from this disclosure.

Proceeds from sales of available-for-sale securities were ¥8,938 million for the year ended 31st March, 2002. On those sales, gross realized gains computed on the average cost basis were ¥5,904 million and gross realized losses were ¥1,675 million.

Major components of debt and equity securities whose fair market values are not readily determinable as of 31st March, 2002 were as follows:

	millions of yen	thousands of U.S. dollars (Note 1)
Available-for-sale securities:		
Money management fund	¥ 8,321	$ 62,450
Unlisted stock	9,283	69,667
Unlisted bonds	590	4,431
Investments in unconsolidated subsidiaries and affiliates	4,012	30,108

The redemption schedule of debt and equity securities as of 31st March, 2002 were as follows:

	millions of yen	thousands of U.S. dollars (Note 1)
	Available-for-sale and Held-to-maturity	Available-for-sale and Held-to-maturity
Due within 1 year	¥ 7,218	$ 54,171
Due after 1 year through 5 years	9,325	69,980
Due after 5 years through 10 years	2,531	18,992
Due after 10years	-	-
	¥ 19,074	$ 143,143

"Marketable securities" and "Investments in securities," of which the aggregate costs, unrealized gains and losses and fair market values pertaining to held-to-maturity securities and available-for-sale securities as of 31st March, 2003 were as follows:

	millions of yen			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities	¥ 4,427	¥ 1,349	¥ 996	¥ 4,780
Debt securities	8,104	23	570	7,557
Others	3,281	11	220	3,072
	¥ 15,812	¥ 1,383	¥ 1,786	¥ 15,409
Held-to-maturity-				
Debt securities	¥ 16,625	¥ 80	¥ 2	¥ 16,703

	thousands of U.S. dollars (Note 1)			
	Cost	Unrealized gains	Unrealized losses	Fair market value
Securities classified as:				
Available-for-sale-				
Equity securities	$ 36,834	$ 11,219	$ 8,284	$ 39,768
Debt securities	67,421	190	4,745	62,867
Others	27,295	95	1,833	25,557
	$131,550	$ 11,504	$ 14,862	$128,192
Held-to-maturity-				
Debt securities	$138,315	$ 662	$ 18	$138,959

At 31st March, 2003, debt securities classified as available-for-sale securities and held-to-maturity securities mainly consist of Japanese government and municipal bonds and corporate debt securities.

In addition, unrealized loss on investment in partnerships of ¥92 million, net of tax effect, is included in "Unrealized gains on securities" on the consolidated balance sheet and is excluded from this disclosure.

Proceeds from sales of available-for-sale securities were ¥10,612 million for the year ended 31st March, 2003. On those sales, gross realized gains computed on the average cost basis were ¥3,293 million and gross realized losses were ¥141 million.

Major components of debt and equity securities whose fair market values are not readily determinable as of 31st March, 2003 were as follows:

	millions of yen	thousands of U.S. dollars (Note 1)
Available-for-sale securities:		
Money management fund	¥ 3,577	$ 29,758
Unlisted stock	9,089	75,612
Unlisted bonds	545	4,538
Commercial paper	1,497	12,457
Investments in unconsolidated subsidiaries and affiliates	5,171	43,021

The redemption schedule of debt and equity securities as of 31st March, 2003 were as follows:

	millions of yen	thousands of U.S. dollars (Note 1)
	Available-for-sale and Held-to-maturity	Available-for-sale and Held-to-maturity
Due within 1 year	¥ 10,278	$ 85,510
Due after 1 year through 5 years	15,179	126,282
Due after 5 years through 10 years	2,004	16,666
Due after 10years	-	-
	¥ 27,461	$ 228,458

5. INVENTORIES

At 31st March, 2001, 2002 and 2003, the Group's inventories consisted of the following:

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Goods for resale	¥ 8,718	¥ 4,015	**¥ 5,542**	**$ 46,107**
Systems in development	9,276	3,783	**3,811**	**31,707**
Others	426	86	**235**	**1,952**
	¥ 18,420	¥ 7,884	**¥ 9,588**	**$ 79,766**

6. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

At 31st March, 2001, 2002 and 2003, investments in unconsolidated subsidiaries and affiliates under the equity method are as follows:

	2001		2002		2003	
	Equity* ownership (%)	Capital stock (millions of yen)	Equity* ownership (%)	Capital stock (millions of yen)	Equity* ownership (%)	Capital stock (millions of yen)
Domestic Affiliates:						
Sega Logistics Services, Ltd.**	25.0	¥ 200	25.0	¥ 200	**-**	**¥ -**
K-Solutions Inc. (formerly Telecomet International Inc.)***	20.0	1,440	-	-	**-**	**-**
SEGA CORPORATION	24.1	117,919	25.8	125,407	**25.3**	**127,583**
Spike Co., Ltd.**	18.6	435	18.6	435	**-**	**-**
I4 Corporation****	40.4	1,278	-	-	**-**	**-**

* Includes direct and indirect ownership

** Sega Logistics Services, Ltd. and Spike Co., Ltd. were excluded from the equity method as of 30th September, 2002 because all the interest was sold to the third parties.

*** Telecomet International Inc. was merged with KDD Network Systems Inc. into K-Solutions Inc. on 1st October, 2001, and the equity interest was reduced to below 20%. Therefore, investment in K-Solutions Inc has been accounted for under the acquisition cost since 1st October, 2001.

**** I4 Corporation was excluded from the consolidation as of 31st March, 2002 because all the interest was sold to third parties.

Investments in other unconsolidated subsidiaries and affiliates are immaterial to the consolidated financial statements of the Group and are therefore accounted for under the cost method.

7. PROPERTY AND EQUIPMENT

"Property and equipment" as of 31st March, 2001, 2002 and 2003 consisted of the following:

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Buildings and structures	¥ 30,293	¥ 27,358	**¥ 30,749**	**$ 255,820**
Others	20,769	18,648	**17,807**	**148,143**
	51,692	46,006	**48,556**	**403,963**
Less: Accumulated depreciation	(26,406)	(26,235)	**(27,259)**	**(226,785)**
	25,286	19,771	**21,297**	**177,178**
Land	15,054	15,003	**15,597**	**129,760**
Construction in progress	40	74	**778**	**6,474**
	¥ 40,380	¥ 34,848	**¥ 37,672**	**$ 313,412**

8. SHORT-TERM AND LONG-TERM DEBTS

(1) Short-term bank loans payable and Commercial paper

The weighted-average interest rate for the "Short-term bank loans payable" were 1.6%, 1.1% and 0.8% as of 31st March, 2001, 2002 and 2003, respectively.

The weighted-average interest rate for the "Commercial paper" were 0.4% and 0.2% as of 31st March, 2001 and 2003, respectively.

It is normal business custom in Japan for short-term bank loans payable to be rolled over each year.

(2) Long-term bank loans payable

The weighted-average interest rate for the "Long-term bank loans payable" were 2.0%, 1.8% and 1.5% as of 31st March, 2001, 2002 and 2003, respectively. The figures amounting to ¥7,944 million are presented at "Short-term bank loans payable" in the consolidated balance sheets. Repayment schedule for the "Long-term bank loans payable" for the next five years is as follows:

Years ending 31st March,	millions of yen	thousands of U.S. dollars (Note 1)
2004	¥ 7,944	$ 66,090
2005	6,226	51,797
2006	6,000	49,917
2007	4,500	37,437
2008	-	-

(3) Bonds, Convertible bonds payable and Bonds with detachable warrants

"Bonds," "Convertible bonds payable" and "Bonds with detachable warrants" as of 31st March, 2001, 2002 and 2003 consisted of the following:

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Unsecured 1.8% convertible bonds due 20th March, 2002	¥ 6,573	¥ -	**¥ -**	**$ -**
Unsecured 1.5% convertible bonds due 30th September, 2003	1,500	-	**-**	**-**
Unsecured 1.5% convertible bonds due 30th September, 2003	700	-	**-**	**-**
Unsecured 1.5% convertible bonds due 30th September, 2003	700	-	**-**	**-**
Unsecured 1.5% convertible bonds due 30th September, 2003	400	-	**-**	**-**
Unsecured 1.5% convertible bonds due 30th September, 2003	400	-	**-**	**-**
Unsecured 1.5% convertible bonds due 30th September, 2003	300	-	**-**	**-**
Unsecured 1.5% convertible bonds due 30th September, 2003	300	-	**-**	**-**
Unsecured 6 months Yen TIBOR plus 1.8% bonds due 30th April, 2004 with detachable warrants, holding expiration from 17th April, 2000 to 29th April, 2004	10	10	**10**	**83**
Unsecured 0.9% bonds due 30th June, 2004	-	4,000	**4,000**	**33,278**
Unsecured 1.0% bonds due 28th March, 2004	-	800	**800**	**6,656**
Unsecured 1.0% bonds due 30th September, 2005	-	-	**1,700**	**14,143**
Unsecured 0.9% bonds due 28th December, 2007	-	-	**9,000**	**74,875**
Unsecured 1.1% bonds due 28th December, 2007	-	-	**6,000**	**49,917**
Unsecured 0.5% bonds due 28th December, 2007	-	-	**5,000**	**41,598**
	¥ 10,883	¥ 4,810	**¥ 26,510**	**$ 220,550**

9. ASSETS PLEDGED AS COLLATERAL

At 31st March, 2001, "Notes and accounts payable," "Short-term bank loans payable," "Long-term bank loans payable" within a year, "Long-term bank loans payable" and bonds with detachable warrants totaling ¥307 million, ¥21,242 million, ¥1,239 million, ¥11,740 and ¥10 respectively, of the Group as well as contingent liabilities relating to "Convertible bonds payable" amounting to ¥4,300 million were collateralized by the following assets.

	millions of yen
Cash	¥ 341
Notes and accounts receivable	6,670
Marketable securities	40
Inventories	939
Buildings and structures	2,467
Land	4,064
Investments in securities	889
Other assets	3,137
Assets of CSK Electronics America, Inc. (non-consolidated basis)	66
	¥ 18,613

In addition, "Accounts receivable" of ASCII CORPORATION payable by its subsidiaries totaling ¥282 million, which were eliminated in consolidation, were pledged as collateral.

Article 13-1 of the Law concerning Prepaid Card Operations requires that about 50% of unused amounts in prepaid cards be collateralized by the issuers. As of 31st March, 2001, the Group has pledged as collateral "Investments in securities" amounting to ¥9,446 million for this purpose. In addition, based on Article 25 of Building Lots and

Buildings Transaction Business Law, the Group also has pledged as collateral "Investments in securities" amounting to ¥9 million to secure dealings.

At 31st March, 2002, "Accounts payable," "Short-term bank loans payable," "Long-term bank loans payable" within a year, "Long-term bank loans payable" and bonds with detachable warrants totaling ¥2,093 million, ¥2,730 million, ¥950 million, ¥1,668 million and ¥10 million respectively, are collateralized by the following assets.

	millions of yen
Cash	¥ 2,076
Notes and accounts receivable	212
Buildings and structures	874
Land	2,105
Other assets	49
	¥ 5,316

In addition, "Investments in securities" of CSK Venture Capital Co., Ltd. totaling ¥1,883 million, which are eliminated in consolidation, have been pledged as collateral.

Article 13-1 of the Law concerning Prepaid Card Operations requires that about 50% of unused amounts in prepaid cards be collateralized by the issuers. As of 31st March, 2002, the Group has pledged as collateral "Investments in securities" amounting to ¥12,204 million for this purpose. In addition, based on Article 25 of Building Lots and Buildings Transaction Business Law, the Group also has pledged as collateral "Investments in securities" amounting to ¥9 million to secure dealings.

At 31st March, 2003, "Accounts payable" of ¥2,207 million, "Short-term bank loans payable" of ¥6,314 million, "Corporate bonds payable" of ¥10 million and "Long-term bank loans payable" of ¥130 million are collateralized by the following assets.

	millions of yen	thousands of U.S. dollars (Note 1)
Cash	¥ 157	$ 1,306
Venture capital investments	211	1,754
Buildings and structures	832	6,920
Land	2,105	7,509
Investments in securities	15	129
Other assets	1,896	5,774
	¥5,216	$ [illegible]3,392

In addition, "Venture capital investments" and "Investments in unconsolidated subsidiaries and affiliates" totaling ¥5,256 million and ¥546 million respectively of CSK Venture Capital Co., Ltd., which are eliminated in consolidation, have been pledged as collateral.

Article 13-1 of the Law concerning Prepaid Card Operations requires that about 50% of unused amounts in prepaid cards be collateralized by the issuers. As of 31st March, 2003, the Group has pledged as collateral "Marketable securities" amounting to ¥5,778 million and "Investments in securities" amounting to ¥8,94[illegible] million for this purpose. In addition, based on Article 25 of Building Lots and Buildings Transaction Business Law, the Group also has pledged as collateral "Investments in securities" amounting to ¥9 million to secure dealings.

10. FAIR VALUES OF OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Group enters into currency related transaction and interest rate related transaction to manage market risks relating to fluctuations in the interest and foreign exchange rates. The Group does not hold or issue financial instruments for trading purposes. The estimated unrealized gains and losses from these contracts at 31st March, 2001, 2002 and 2003 are summarized in the following tables. Market values of option and swap contracts are based on values presented by financial institutions and securities brokers.

Derivative transactions to which hedge accounting has been applied are excluded from this disclosure.

(1) Currency related transaction

	millions of yen			
	2001			
	Contract value		Market value	Unrealized gain (loss)
		Over 1 year		
Options:				
Sold (US$) Put	¥ -	¥ -	¥ -	¥ -
Currency swaps:				
US$	2,138	2,138	42	42

	millions of yen			
	2002			
	Contract value		Market value	Unrealized gain
		Over 1 year		(loss)
Options:				
Sold (US$) Put	¥ 840	¥ 840	¥ (79)	¥ (79)
Currency swaps:				
US$	2,138	2,138	37	37

	millions of yen			
	2003			
	Contract value		Market value	Unrealized gain
		Over 1 year		(loss)
Options:				
Sold (US$) Put	**¥ 1,798**	**¥ 1,079**	**¥ (51)**	**¥ (51)**
Currency swaps:				
US$	**-**	**-**	**-**	**-**

	thousands of U.S. dollars (Note 1)			
	2003			
	Contract value		Market value	Unrealized gain
		Over 1 year		(loss)
Options:				
Sold (US$) Put	**$ 14,958**	**$ 8,978**	**$ (423)**	**$ (423)**
Currency swaps:				
US$	**-**	**-**	**-**	**-**

(2) Interest rate related transaction

	millions of yen			
	2001			
	Contract value		Market value	Unrealized gain
		Over 1 year		(loss)
Swaps:				
Floating rate receipt				
Fixed rate payment	¥ 2,000	¥ -	¥ (13)	¥ (13)

	millions of yen			
	2002			
	Contract value		Market value	Unrealized gain
		Over 1 year		(loss)
Swaps:				
Floating rate receipt				
Fixed rate payment	¥ 2,000	¥ 2,000	¥ (102)	¥ (102)

	millions of yen			
	2003			
	Contract value		Market value	Unrealized gain
		Over 1 year		(loss)
Swaps:				
Floating rate receipt				
Fixed rate payment	**¥ 2,000**	**¥ 2,000**	**¥ (74)**	**¥ (74)**

	thousands of U.S. dollars (Note 1)			
	2003			
	Contract value		Market value	Unrealized gain
		Over 1 year		(loss)
Swaps:				
Floating rate receipt				
Fixed rate payment	**$ 16,639**	**$ 16,639**	**$ (619)**	**$ (619)**

11. RETIREMENT BENEFITS

The Company and its consolidated subsidiaries have employees' pension fund, tax-qualified pension plan and lump-sum retirement payment plan, which are a defined benefits plan covering substantially all of their employees. Employees are entitled to lump-sum indemnities upon termination of employment with the Group or to pension payments.

The amount paid is calculated based on factors such as length of services, basic rates of pay and conditions under which the terminations occur.

In addition, the Group has noncontributory pension plan covering employees of The Company and certain consolidated and non-consolidated subsidiaries. Under this plan, an employee becomes eligible for the pension benefit after 10 years of services for the Group.

On 1st March, 2003, The Company and some of its consolidated subsidiaries obtained approval for exemption from the payment of future benefit obligations in respect of the substitutional portion of the employee pension programs of employees' pension fund by the Minister of Health, Labor and welfare.

"Accrued employees' retirement benefits" as of 31st March, 2001, 2002 and 2003 consisted of the following:

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
a. Projected benefit obligations	¥ 41,429	¥ 52,944	**¥ 36,798**	**$ 306,137**
b. Plan assets	(22,390)	(24,065)	**(12,705)**	**(105,700)**
c. Unfunded retirement benefit obligations (a + b)	19,039	28,879	**24,093**	**200,437**
d. Unrecognized net transition amount	(10,642)	(9,226)	**(4,904)**	**(40,802)**
e. Unrecognized actuarial net loss	(4,235)	(12,273)	**(13,438)**	**(111,796)**
f. Unrecognized prior service cost	-	-	**1,231**	**10,242**
g. Net amount recognized on the consolidated balance sheet (c + d + e + f)	4,162	7,380	**6,982**	**58,081**
h. Prepaid pension cost	-	-	**-**	**-**
i. Accrued employees' retirement benefits (g – h)	¥ 4,162	¥ 7,380	**¥ 6,982**	**$ 58,081**

In respect of substitutional portion of employee pension programs return of employees' pension fund , The Company and some of its consolidated subsidiaries obtained an approval from the Minister of Health Labor and Welfare for exemption from the payment of future benefit obligation by returning relevant pension fund assets to the government. Consequently, for accounting purposes, the projected benefit obligation and the corresponding fund assets under that scheme were extinguished on that date in accordance with the Japanese accounting standards.

In addition, the amount of the relevant pension fund assets to be returned to the government was ¥10,917 million at 31st March, 2003.

The Company and some of its subsidiaries pushed up the eligibility age for the payment of employee pension fund benefits. Thereby, a prior service cost has occurred.

The components of pension and severance costs for the year ended 31st March, 2001, 2002 and 2003 were as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Service cost	¥ 3,152	¥ 2,849	**¥ 3,141**	**$ 26,136**
Interest cost	1,128	1,467	**1,435**	**11,939**
Expected return on plan assets	(792)	(871)	**(718)**	**(5,975)**
Amortization of net transition amount	1,980	2,398	**954**	**7,938**
Recognized actuarial loss	-	389	**1,247**	**10,371**
Amortization of prior service cost	-	-	**(4,145)**	**(34,484)**
Pension and severance costs	5,468	6,232	**1,914**	**15,925**
Profits accompanying the return of the substitutional portion of the employees' pension fund	-	-	**52**	**431**
Total	¥ 5,468	¥ 6,232	**¥ 1,966**	**$ 16,356**

Assumptions used in the accounting for retirement benefit obligations for the year ended 31st March, 2001, 2002 and 2003 were as follows:

	2001	2002	**2003**
Discount rate	2.5 - 3.5%	1.8 - 3.0%	**2.0 - 3.0%**
Expected rate of return on plan assets	3.0 – 4.8%	1.6 - 3.5%	**2.5 - 3.0%**
Period of amortization of net transition amount	1 - 15 years	1 - 15 years	**1 - 15 years**
Period of allocation of the actuarial net loss	5 - 12 years	1 - 12 years	**1 - 12 years**
Period of amortization of prior service cost	-	-	**1 - 12 years**

12 SHAREHOLDERS' EQUITY

"Capital surplus" has been comprised additional paid-in capital and other capital surplus. Additional paid-in capital, recorded pursuant to the Japanese Commercial Code, primarily consists of proceeds on the issuance of shares of common stock of the Group that were not recorded as "Common stock" (Under the Japanese Commercial Code, the Group is allowed to account for an amount not exceeding one-half of the issue price of new shares as additional paid-in capital). Additional paid-in capital may be transferred to other capital surplus to the extent that the sum of additional paid-in capital and the earned reserve (collectively, "legal reserves") does not fall below 25% of stated capital.

The Japanese Commercial Code also requires all companies to appropriate an amount equivalent to at least 10% of the appropriation of retained earnings paid in cash as an earned reserve until the legal reserves equals 25% of stated capital. The earned reserve may be transferred to unappropriated retained earnings to the extent that the legal reserves do not fall below 25% of stated capital. Capital surplus may be transferred to retained earnings when retained earnings record deficits.

Legal reserves may be transferred to stated capital following suitable director actions or offset against a deficit following suitable shareholder actions.

Other capital surplus includes losses on the disposal of treasury stock.

Year-end cash dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are paid. Interim cash dividends may be paid upon resolution of the Board of Directors, subject to limitations imposed by the Japanese Commercial Code. Such dividends are payable to shareholders of record at the end of the fiscal year or the six month period of the year. In the year ended 31st March, 2003, no interim dividend was paid, but a year-end cash dividend was paid following the approval of the shareholders at the annual general meeting.

Cash dividends are recorded in the consolidated statements of shareholders' equity when paid (See Note 26).

13 ACCOUNTING FOR TREASURY STOCK AND REDUCTION OF LEGAL RESERVES

Under the amended Japanese Commercial Code, the Group is allowed to acquire its own shares to the extent that the aggregate cost of treasury stock does not exceed the maximum amount available for dividends. Treasury stock is stated at cost in the shareholders' equity in the accompanying balance sheets. Net gain on the resale of treasury stock is presented under "Other capital surplus" within shareholders' equity in the accompanying balance sheets.

From this fiscal year, the Group adopted Financial Accounting Standard No.1 "Accounting Standard for Treasury Stock and Reduction of Legal Reserves."

According to revision of regulations for consolidated financial statements, the consolidated financial statements for fiscal year 2003 were prepared in accordance with revised regulations for consolidated financial statements.
The effect of this change compared with the previous accounting standard is mainly referred from treasury stock of SEGA CORPORATION and the Company, and the breakdown is as follows;

Income before income taxes and minority interests and net income increased ¥1,580 million, goodwill increased ¥158 million, investments in unconsolidated subsidiaries and affiliates decreased ¥3,493 million, minority interests decreased ¥533 million, capital surplus increased ¥188 million, retained earnings (Accumulated deficit) decreased ¥3,218 million, adjustment on revaluation of land increased ¥179 million, unrealized gains (losses) on securities increased ¥26 million, foreign currency translation adjustments increased ¥264 million, Treasury stock, at cost increased ¥699 million.

The share exchanges were conducted and treasury stock was allocated in place of a capitalization issue this fiscal year. As accounting procedure, Financial Accounting Standards Implementation Guidance No.2 "Implementation Guidance for Accounting Standard for Treasury Stock and Reduction of Legal Reserves" was adopted, a loss on disposal of treasury stock amounting to ¥1,585 million are recorded as capital surplus.

The number of treasury stock is 3,686,698 shares of the Company's common stock at 31st March, 2003, which is held by the Group and an affiliate accounted for under the equity method.

14 STOCK-BASED COMPENSATION PLANS

The Company had introduced stock-based compensation plans as an incentive for directors and selected employees. All of the plans were approved at the annual general meeting of shareholders for each fiscal year. The balance of each plans and outlines are summarised below. In common with all plans, the conditions are subject to adjustment when there are stock splits, share consolidations, additional shares issued at a price less than the market price per share, amalgamations, or corporate splits.

(1) Approved on 29th June, 2000

Persons qualified	Number of shares of common stock*	Exercise price	Excercise period
Directors and employees	425,800	¥3,522	From 25th July, 2001 to 24th July, 2006

(2) Approved on 28th June, 2001

Persons qualified	Number of shares of common stock*	Exercise price	Excercise period
Directors and employees	652,400	¥3,639	From 24th July, 2002 to 23rd July, 2007

(3) Approved on 27th June, 2002

Persons qualified	Number of shares of common stock*	Exercise price	Excercise period
Directors, directors of subsidiaries and employees	754,900	¥4,290	From 1st July, 2003 to 30th June, 2006

*The number of shares of common stock is the outstanding balance as of 31st March, 2003.

15. INCOME TAXES

The Group is subject to number of different income taxes. The applicable statutory tax rates in Japan for the year ended 31st March, 2001, 2002 and 2003 were approximately 42.1%, respectively.

A reconciliation of the difference between the effective income tax rate and statutory income tax rate for the year ended 31st March, 2001, 2002 and 2003 are as follows:

	2001	2002	2003
Statutory income tax rate	42.1 %	42.1 %	**42.1 %**
Increase (decrease) in tax rate:			
Non-deductible expenses for tax purposes	(2.2)	(407.0)	**21.1**
Base portion of inhabitants tax	(1.0)	(349.4)	**11.7**
Accrued employees' retirement benefits	-	(898.7)	**-**
Equity in net losses of unconsolidated subsidiaries and affiliates	(43.6)	(4,087.4)	**132.2**
Amortization of goodwill	(11.8)	(1,454.6)	**39.4**
Dilution gain	4.8	1,740.9	**(15.3)**
Increase and decrease in valuation allowance for deferred income tax assets	(27.9)	2,526.9	**778.3**
Gain on sales of investments in securities	-	(414.2)	**35.3**
Loss on sales of investments in securities	-	21,761.6	**6.4**
Loss on write-down of investments in securities	-	2,153.2	**(2,332.9)**
Correction of decrease in deferred tax assets due * to change in tax rate	-	-	**134.4**
Others	14.1	21.1	**16.7**
Effective income tax rate	(25.5)%	20,634.5 %	**(1,130.6)%**

*On 31st March, 2003, the Japanese National Diet approved changes in the Local Tax Laws, which includes a reduction of the standard rate of the enterprise tax effective from 1st April, 2004. As a result of the above change, the effective statutory income tax rate to be applied for the calculation of Deferred Income Tax (non-current) is mainly changed from 42.1% to 40.5% and the income tax - deferred was increased by ¥1,573 million and deferred income tax (non-current) was decreased by ¥1,552 million as compared to the amounts which had been calculated if the effective statutory income tax rate had been unchanged.

The significant components of deferred income tax assets and liabilities at 31st March, 2001, 2002 and 2003 are as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Deferred income tax assets:				
Tax losses carried-forward *	¥ 34,467	¥ 23,463	**¥ 22,414**	**$ 186,472**
Provision for allowance for doubtful accounts	3,515	711	**712**	**5,920**
Loss on write-down of marketable securities	2,687	1,826	**1,835**	**15,270**
Unrealized gains(losses) on securities	-	825	**882**	**7,340**
Loss on write-down of investments in subsidiaries and affiliates	-	778	**30,269**	**251,819**
Accrued bonuses to employees	1,320	1,568	**1,707**	**14,199**
Unrealized intercompany profits	189	1,279	**4,210**	**35,028**
Accrued employees' retirement benefits	714	2,697	**2,518**	**20,946**
Accrued enterprise tax	777	336	**337**	**2,805**
Depreciation expense	131	142	**465**	**3,865**
Amortization of goodwill	-	648	**285**	**2,375**
Others	2,214	2,492	**2,391**	**19,888**
Gross deferred income tax assets	46,014	36,765	**68,025**	**565,927**
Less: Valuation allowance	39,643	6,032	**17,210**	**143,175**
Total deferred income tax assets	6,371	30,733	**50,815**	**422,752**
Deferred income tax liabilities:				
Unrealized gains on securities	3,103	617	**566**	**4,712**
Others	231	12	**4**	**31**
Gross deferred income tax liabilities	3,334	629	**570**	**4,743**
Net deferred income tax assets (liabilities)	¥ 3,037	¥ 30,104	**¥ 50,245**	**$ 418,009**

*Deferred income tax assets relating to operating losses are recorded because the Japanese accounting standard requires.

The benefit of "Tax losses Carried-forward" are estimated and recorded as assets, with deduction of a valuation allowance if it is expected that some portion or all of the deferred income tax assets will not be realized.

16. RESEARCH AND DEVELOPMENT COSTS

Research and development costs included in "Cost of sales" and "Selling, general and administrative expenses" for the years ended 31st March, 2001, 2002 and 2003 totaled ¥2,743 million, ¥1,923 million and ¥669 million, respectively.

17. LOSS ON WRITE-DOWN OF INVESTMENTS IN SECURITIES

For the year ended 31st March, 2003, "Loss on write-down of investments in securities" included special amortization of goodwill, which consisted of SEGA CORPORATION (¥6,473 million) and JIEC Co., Ltd. (¥1,315 million)

18. DILUTION GAIN

For the year ended 31st March, 2001, issuance of common shares to minority shareholders by NextCom K.K., acquisition of its treasury stock for retirement by BELLSYSTEM 24, INC., and conversion of convertible bonds issued by SEGA CORPORATION resulted in "Dilution gain."

For the year ended 31st March, 2002, issuance of common shares to minority shareholders by Japan Future Information Technology & Systems Co., Ltd. and conversion of convertible bonds issued by SEGA CORPORATION mainly resulted in "Dilution gain."

For the year ended 31st March, 2003, conversion of convertible bonds issued by SEGA CORPORATION mainly resulted in "Dilution gain."

19. RELOCATION LOSS

Relocation loss is loss on moving cost.

For the year ended 31st March, 2003, "Relocation loss" includes an allowance for relocation losses.

20. GAIN ON SALES OF REAL ESTATE

For the year ended 31st March, 2003, "Gain on sales of real estate" is profit on sales of land and building for resale.

21. LEASES

The Group leases certain furniture and office equipment under non-cancelable operating and finance leases. Finance leases that transfer substantially all the risks and rewards of ownership of the assets are accounted for as capital leases, except leases that do not transfer ownership of the assets at the end of the lease term are accounted for as operating leases, in accordance with accounting principles and practices generally accepted in Japan.

The following is a summary of future minimum payments under operating leases and finance leases without transfer of ownership as of 31st March, 2001, 2002 and 2003.

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Operating leases:				
Due within one year	¥ 80	¥ 121	**¥ 105**	**$ 874**
Thereafter	99	104	**55**	**457**
	¥ 179	¥ 225	**¥ 160**	**$ 1,331**
Finance leases:				
Due within one year	¥ 1,717	¥ 1,523	**¥ 1,439**	**$ 11,971**
Thereafter	2,409	2,584	**2,893**	**24,065**
	¥ 4,126	¥ 4,107	**¥ 4,332**	**$ 36,036**

Lease expenses on finance lease contracts without ownership transfer for the years ended 31st March, 2001, 2002 and 2003 were ¥2,638 million, ¥2,323 million and ¥1,545 million, respectively.

Pro forma data as of 31st March, 2001, 2002 and 2003 as to acquisition cost, accumulated depreciation, net book value, depreciation expense and interest expense of the assets leased under finance leases without transfer of ownership are summarised as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Pro forma acquisition cost	¥ 9,353	¥ 7,647	**¥ 7,588**	**$ 63,128**
Pro forma accumulated depreciation	(5,413)	(3,687)	**(3,437)**	**(28,593)**
Pro forma net book value	¥ 3,940	¥ 3,960	**¥ 4,151**	**$ 34,535**
Pro forma depreciation expense	¥ 2,357	¥ 2,062	**¥ 1,405**	**$ 11,689**
Pro forma interest expense	¥ 251	¥ 253	**¥ 192**	**$ 1,597**

Depreciation is based on the straight-line method over the lease term of the leased assets with no residual value.

The Group also leases certain computer equipment to customers in conjunction with system consulting and development activities. These leases also do not involve the transferring of ownership and therefore are accounted by a method similar to operating leases.

Lease income on finance lease contracts for the year ended 31st March, 2001, 2002 were ¥160 million and ¥121 million, and not presented due to exclusion of CSK ELECTRONICS CORPORATION from consolidation, respectively.

The following is a summary of future minimum payments receivable under finance leases as of 31st March, 2001, 2002 and 2003 are summarised as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Due within one year	¥ 117	¥ -	**¥ -**	**$ -**
Thereafter	88	-	**-**	**-**
	¥ 205	¥ -	**¥ -**	**$ -**

Future minimum payments receivable under finance leases as of 31st March, 2002 and 2003 are not presented due to exclusion of CSK ELECTRONICS CORPORATION from consolidation.

The acquisition cost, accumulated depreciation, net book value, and interest income of the leased assets as of 31st March, 2001, 2002 and 2003 are summarised as follows:

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Acquisition cost	¥ 569	¥ -	**¥ -**	**$ -**
Accumulated depreciation	(372)	-	**-**	**-**
Net book value	¥ 197	¥ -	**¥ -**	**$ -**
Interest income	¥ 8	¥ -	**¥ -**	**$ -**

Depreciation is based on the straight-line method over the lease term of the leased assets with no residual value.

The figures as of 31st March, 2002 are not presented due to exclusion of CSK ELECTRONICS CORPORATION from consolidation.

22. LOAN COMMITMENT AGREEMENTS

(1)Lender

The Group adopts the CSK Group Cash Management System (CMS) to ensure agile and efficient cash arrangements for group companies.

The Company concluded master agreements for CMS that have set out the availability granted among 23 group companies.

The remaining portion of credit line which has not been loaned to the group companies under these agreements as of 31st March, 2003 were as follows:

	millions of yen	thousands of U.S. dollars (Note 1)
Total availability granted by CMS	¥ 230	$ 1,913
Used portion of credit line	-	-
Remaining portion of credit line	¥ 230	$ 1,913

In addition, total availability granted by CMS is not necessarily loaned, because the master agreements of CMS contain that the intended purpose of the funds is limited.

(2)Borrower

The Company has concluded loan commitment agreements with three banks to provide circulating funds efficiently. The remaining portion of credit line which has not been loaned to the Company under these agreements as of 31st March, 2003 were as follows:

	millions of yen	thousands of U.S. dollars (Note 1)
Total availability granted	¥ 20,000	$ 166,389
Used portion of credit line	-	-
Remaining portion of credit line	¥ 20,000	$ 166,389

23. RELATED PARTY TRANSACTIONS (NON-CONSOLIDATED BASIS)

The Group had the following significant transactions with its related parties for the year ended 31st March, 2001:

On 3rd April, 2000, in accordance with the resolution of the Board of Directors dated 28th February, 2000, the Company acquired 18 million shares of SEGA CORPORATION common stock for ¥50,688 million. Following the acquisition, the Group's holdings of SEGA CORPORATION increased from 21,149 thousand shares (17.3%) to 39,149 thousand shares(24.7%). The underwriting price was based on the average of closing prices of shares of SEGA CORPORATION on the Tokyo Stock Exchange for six months prior to the date of the Board of Directors meeting.

The Group had the following significant transactions with its related parties for the year ended 31st March, 2002:

(1) In March 2002, the Company sold all its stock of SEGA MUSIC NETWORKS Co., Ltd. to SEGA CORPORATION for ¥100 million. The sales price was based on appraisal performed by a third party.
(2) For the year ended 31st March, 2002, the Company acquired stocks of Japan Future Information Technology & Systems Co., Ltd., ServiceWare Corporation and other 4 companies from SEGA CORPORATION for ¥2,443 million. The purchase prices of publicly-held companies were based on the share prices in the respective capital markets and the purchase prices of closely-held companies were based on appraisal performed by third parties.

The Group had the following significant transactions with its related parties for the year ended 31st March, 2003:

(1) In September 2002, the Company sold all its stock of Sega Logistics Services, Ltd. to SEGA CORPORATION for ¥50 million. The sales price was based on appraisal performed by a third party.
(2) For the year ended 31st March, 2003, the Company acquired stocks of NextCom K.K., ISAO CORPORATION and CSK VENTURE CAPITAL CO., LTD. from SEGA CORPORATION for ¥ 754 million. The purchase prices of publicly-held companies were based on the share prices in the respective capital markets and the purchase prices of closely-held companies were based on appraisal performed by third parties.
(3) The Company purchased treasury stock amounting to ¥7,312 million from SEGA CORPORATION, through the trading system "ToSTNet-2" managed by Tokyo Stock Exchange,Inc.

24. INFORMATION ABOUT EARNINGS PER SHARE

	yen			U.S.dollars (Notes 1)
	2001	2002	**2003**	**2003**
Shareholders' equity per share	¥ 1,139.26	¥ 1,269.12	**¥ 1,237.10**	**$ 10.29**
Basic earnings per share	¥ (287.04)	¥ 190.37	**¥ 148.25**	**$ 1.23**
Diluted earnings per share	-	-	**¥ 144.03**	**$ 1.20**

"Diluted earnings per share" for 2001 and 2002 are not presented because the adjustment with calculation did not result in a decrease in "Basic earnings per share" despite having stock options with detachable warrants in the previous fiscal year.

From this fiscal year, the Group adopted the new Japanese accounting standard and guidelines.

If the same method as in the previous fiscal year had been applied to the results for the year ended 31st March, 2003, the Group would have reported the following per share figures:

Shareholders' equity per share ¥1,237.71*($10.29)*
Basic earnings per share ¥ 146.90*($ 1.22)*
Diluted earnings per share ¥ 146.90*($ 1.22)*

Note: The basic facts underlying the calculation of Basic earnings per share and Diluted earnings per share are as follows:

	millions of yen			thousands of U.S.dollars(Notes 1)
	2001	2002	**2003**	**2003**
Net income per share	-	-		
Net income	-	-	**¥ 10,782**	**$ 89,700**
Amount not attributable to common shareholders	-	-	**¥ 17**	**$ 144**
(Of which , amount paid out as bonuses to directors pursuant to Statement of appropriation of Net income)	-	-	**¥ 17**	**$ 144**
Net income related to common stock	-	-	**¥ 10,764**	**$ 89,556**
Average number of shares outstanding during term (thousands of shares)	-	-	**72,610**	**72,610**
	-			
Diluted earnings per share	-			
Net income adjustment	-	-	**¥ 307**	**$ 2,552**
(Of which, effective diluted of affiliated companies)	-	-	**¥ 307**	**$ 2,552**
Increase in common stock	-	-	-	
Outline of stock not included in diluted earnings per share due to lack of dilutary effect as at 31st March, 2003.	-	-	<CSK> Bonds with detachable warrants (See Note 13) 18,331 <affiliated company > JIEC Co., Ltd. Bonds with detachable warrants 1,177 ServiceWare Corporation Bonds with detachable warrants 6[illegible]0(Note A) CSK Network Systems Corporation Bonds with detachable warrants 9[illegible]9(Note A) Japan Future Information Technology & Systems Co., Ltd. Bonds with detachable warrants 478 BELLSYSTEM 24, INC. Bonds with detachable warrants 19,5[illegible]2(Note B) SEGA CORPORATION Convertible bond outstanding 51,806(millions of yen)(*$430,998*) Bonds with detachable warrants 11,1[illegible]6(Note A) Note A:hundred of share Note B:ten of share	

25. SEGMENT INFORMATION

The Group operates principally in five segments: computer services, computer and other product sales, prepaid card sales, publication, and others.

Segment	Major products and services
Computer services	Software development, systems integration, facilities management and other related services
Computer and other product sales	Computer and other product sales and information technology related engineering
Prepaid card sales	Issuance and settlement of prepaid cards, development and sales of card systems
Publication	Publication of books and magazines (As ASCII CORPORATION was excluded from consolidation at the end of the last fiscal year, this segment is not reflected in this fiscal year.)
Others	Investment in venture companies, rental of "intelligent" buildings, rental of computer and related products

The Publication segment was divested in March 2002.

The segment information of the Group for each of the three years in the period ended 31st March, 2003 classified by segment is presented below:

millions of yen

For the year ended 31st March, 2001

	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:								
Outside customers	¥ 206,669	¥ 123,927	¥ 53,314	¥ 31,787	¥ 2,904	¥ 418,601	¥ -	¥ 418,601
Inter-segment sales/transfers	1,259	1,607	13	198	537	3,614	(3,614)	-
Total	207,928	125,534	53,327	31,985	3,441	422,215	(3,614)	418,601
Costs and expenses	203,878	121,487	53,539	31,830	2,167	412,901	(3,614)	409,287
Operating income (loss)	¥ 4,050	¥ 4,047	¥ (212)	¥ 155	¥ 1,274	¥ 9,314	¥ 0	¥ 9,314
Assets	¥ 156,723	¥ 59,519	¥ 26,485	¥ 24,223	¥ 13,570	¥ 280,520	¥ 102,003	¥ 382,523
Depreciation	¥ 5,826	¥ 523	¥ 67	¥ 130	¥ 47	¥ 6,593	¥ 0	¥ 6,593
Capital expenditure	¥ 7,012	¥ 2,218	¥ 185	¥ 555	¥ 80	¥ 10,050	¥ -	¥ 10,050

millions of yen

For the year ended 31st March, 2002

	Computer services	Computer and other product sales	Prepaid card sales	Publication	Others	Total	Elimination and corporate	Consolidated total
Sales and Operating revenue:								
Outside customers	¥ 238,596	¥ 104,714	¥ 53,518	¥ 25,569	¥ 1,307	¥ 423,704	¥ -	¥ 423,704
Inter-segment sales/transfers	1,912	575	20	979	618	4,104	(4,104)	-
Total	240,508	105,289	53,538	26,548	1,925	427,808	(4,104)	423,704
Costs and expenses	225,947	103,594	53,716	27,100	1,992	412,349	(4,039)	408,310
Operating income (loss)	¥ 14,561	¥ 1,695	¥ (178)	¥ (552)	¥ (67)	¥ 15,459	¥ (65)	¥ 15,394
Assets	¥ 145,159	¥ 32,568	¥ 27,081	¥ -	¥ 16,534	¥ 221,342	¥ 117,636	¥ 338,978
Depreciation	¥ 5,913	¥ 456	¥ 78	¥ 143	¥ 43	¥ 6,633	¥ 5	¥ 6,638
Capital expenditure	¥ 5,180	¥ 979	¥ 65	¥ 339	¥ 3,202	¥ 9,765	¥ -	¥ 9,765

	Computer services	Computer and other product sales	Prepaid card sales	Others	Total	Elimination and corporate	Consolidated total
	millions of yen						
	For the year ended 31st March, 2003						
Sales and Operating revenue:							
Outside customers	¥ 231,624	¥ 68,553	¥ 55,840	¥ 1,488	¥ 357,505	¥ -	¥ 357,505
Inter-segment sales/transfers	596	1,675	9	598	2,878	(2,878)	-
Total	232,220	70,228	55,849	2,086	360,383	(2,878)	357,505
Costs and expenses	212,388	67,331	55,104	3,403	338,226	(2,814)	335,412
Operating income (loss)	¥ 19,832	¥ 2,897	¥ 745	¥ (1,317)	¥ 22,157	¥ (64)	¥ 22,093
Assets	¥ 149,957	¥ 38,041	¥ 25,096	¥ 26,707	¥ 239,801	¥ 105,366	¥ 345,167
Depreciation	¥ 5,155	¥ 261	¥ 83	¥ 52	¥ 5,551	¥ 4	¥ 5,555
Capital expenditure	¥ 17,571	¥ 2,489	¥ 114	¥ 721	¥ 20,895	¥ -	¥ 20,895

	Computer services	Computer and other product sales	Prepaid card sales	Others	Total	Elimination and corporate	Consolidated total
	thousands of U.S. dollars (Note 1)						
	For the year ended 31st March, 2003						
Sales and Operating revenue:							
Outside customers	$ 1,926,989	$ 570,325	$ 464,556	$ 12,384	$ 2,974,254	$ -	$ 2,974,254
Inter-segment sales/transfers	4,961	13,935	75	4,976	23,947	(23,947)	-
Total	1,931,950	584,260	464,631	17,360	2,998,201	(23,947)	2,974,254
Costs and expenses	1,766,960	560,157	458,431	28,321	2,813,869	(23,416)	2,790,453
Operating income (loss)	$ 164,990	$ 24,103	$ 6,200	$ (10,961)	$ 184,332	$ (531)	$ 183,801
Assets	$ 1,247,563	$ 316,484	$ 208,781	$ 222,188	$ 1,995,016	$ 876,590	$ 2,871,606
Depreciation	$ 42,885	$ 2,171	$ 688	$ 432	$ 46,176	$ 37	$ 46,213
Capital expenditure	$ 146,183	$ 20,704	$ 947	$ 5,998	$ 173,832	$ -	$ 173,832

(1) The assets of ¥102,279 million, ¥117,636 million and ¥105,366 million at 31st March, 2001, 2002 and 2003, respectively included in the "Elimination and corporate" column mainly consists of the Company's working funds (cash and marketable securities), long-term investment funds (investment in securities) and other assets which belong to the administrative departments.

(2) Unallocated costs and expenses under the "Elimination and corporate" column for the years ended 31st March, 2001, 2002 and 2003 were ¥0 million, ¥65 million and ¥64 million, respectively. These costs were incurred as expenses relating to administrative departments.

(3) "Depreciation" and "Capital expenditure" include long-term prepayments, deferred charges and their amortization.

(4) Effective 1st April, 2001, the Group recorded estimated additional cost of sales for the unused portion of cards in conforming with Japanese Tax Law requiring to take into consideration the year in which cards are sold. According to this, the Group calculated the estimated amount of cards' usage based on the rates of cards' usage in previous years. As a result, for the year ended 31st March, 2002, operating income of "Prepaid card sales" segment decreased by ¥667 million, compared with what would have been under the former method (See Note 2(16)).

(5) For the year ended 31st March, 2002, decrease of "Assets" in "Computer and other product sales" segment was mainly due to exclusion of CSK ELECTRONICS CORPORATION from consolidation. Decrease of "Assets" in "Publication" segment was due to exclusion of ASCII CORPORATION from consolidation.

Segment information for geographic locations is omitted for each of the three years in the period ended 31st March, 2003 since total assets and sales for "Japan" segment exceeded 90 percent of total assets and sales in each of such years. Information regarding overseas sales were omitted for each of the three years in the period ended 31st March, 2003 since total overseas sales was less than 10 percent of consolidated total sales in each of such years.

26. SUBSEQUENT EVENTS

(1) Implementation of share exchange

The share exchange was conducted on 1st May, 2003, in order that ServiceWare Corporation and CSK Network Systems Corporation become wholly owned subsidiaries of the Company (See (4)-(b)below). As a result of this share exchange, minority interests decreased ¥10,743 million and shareholders' equity increased ¥10,800 million.

(2) Gradual withdrawal from business in euro area

At the meeting of the board of directors held on 13th June, 2003, the Group determined gradual withdrawal from business in euro area, which was operated by CSK Software AG. Concrete measures of withdrawal has been examined, the loss caused from this scheme is unconfirmed at the present.

(3) Reduction of other capital surplus and voluntary reserve, year-end cash dividends (on non-consolidation basis)

At the annual general meeting of shareholders held on 26th June, 2003, the resolution was adopted that on non-consolidation basis, other capital surplus for the amount of ¥44,900 million and voluntary reserve for the amount of ¥600 million were transferred to retained earnings (deficits), the balance as of 31st March, 2003 were respectively ¥55,824 and ¥600 million. And also the declaration of a year-end cash dividend totaling ¥860 million was approved at the same meeting, which was paid to shareholders of record as of 31st March, 2003. Under the Japanese Commercial Code, the source available for dividends is based on the amount recorded in the Company's books (non-consolidated basis). At the fiscal year 2003, year-end cash dividends were paid from other capital surplus.

(4) Stock-based compensation plans

(a) The new stock-based compensation plan was approved at the annual general meeting held on 26th June, 2003, the outline is summarised below.

Persons qualified	Number of shares of common stock	Exercise price	Exercise period
Directors, executive officers and employees who are enrolled in the Company and its subsidiaries	Maximum 1,050,000	All options are exercisable at an exercise price of 102.5% of the average market price for the month immediately preceding the grant date.	From 1st July, 2004 to 29th June, 2007

(b) The Company took over the obligation for the stock-based compensation plans which had introduced at two subsidiaries ServiceWare Corporation and CSK Network Systems Corporation, at the time of the share exchange carried out on 1st May, 2003 (See (1) above).

The options taken over from ServiceWare Corporation

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors	45,136	¥5,302	From 1st July, 2003
and employees	12,710	¥1,804	to 30th June, 2006

The options taken over from CSK Network Systems Corporation

Persons qualified	Number of shares of common stock*	Exercise price	Exercise period
Directors	73,628	¥3,270	From 1st August, 2003
and employees	2,212	¥3,270	to 31st July, 2006

* Number of shares of common stock is the outstanding balance of 31st May, 2003.

* In common with above plans, the exercise price is subject to adjustment when there are stock splits, share consolidations, additional shares issued at a price less than the market price per share, amalgamations, or corporate splits.

Non-Consolidated Balance Sheets

CSK CORPORATION

As of 31st March, 2001, 2002 and 2003

	millions of yen			thousands of U.S. dollars (Note 1)
ASSETS	2001	2002	**2003**	**2003**
Current assets:				
Cash	¥ 17,536	¥ 17,960	**¥ 13,226**	**$ 110,036**
Notes and accounts receivable	23,629	24,305	**29,526**	**245,642**
Systems in progress	2,259	2,418	**2,962**	**24,647**
Deferred income taxes	1,475	6,179	**2,046**	**17,018**
Short-term loans to subsidiaries and affiliates	2,159	1,750	**13,916**	**115,771**
Other current assets	1,776	9,018	**3,989**	**33,188**
Allowance for doubtful accounts	(100)	(199)	**(792)**	**(6,591)**
Total current assets	48,734	61,431	**64,873**	**539,711**
Property and equipment, net of accumulated depreciation	19,182	18,786	**23,211**	**193,107**
Deferred charges and intangible assets	487	603	**11,210**	**93,257**
Investments and other assets:				
Investments in securities	13,751	11,039	**8,604**	**71,580**
Investments in subsidiaries and affiliates	183,951	140,397	**71,583**	**595,535**
Investments in partnerships	11,008	8,307	**5,360**	**44,593**
Long-term loans to subsidiaries and affiliates	3,669	802	**1,397**	**11,618**
Deferred income taxes	2,626	17,976	**38,188**	**317,707**
Fixed leasehold deposits	3,687	4,002	**7,992**	**66,492**
Other assets	1,950	1,447	**1,137**	**9,460**
Allowance for doubtful accounts	(2,545)	(647)	**(218)**	**(1,818)**
	218,097	183,323	**134,043**	**1,115,167**
Total assets	¥ 286,500	¥ 264,143	**¥ 233,337**	**$ 1,941,242**

Non-Consolidated Balance Sheets

CSK CORPORATION

As of 31st March, 2001, 2002 and 2003

LIABILITIES AND SHAREHOLDERS' EQUITY	millions of yen 2001	millions of yen 2002	millions of yen 2003	thousands of U.S. dollars (Note 1) 2003
Current liabilities:				
Accounts payable	¥ 12,639	¥ 11,494	**¥ 15,915**	**$ 132,402**
Short-term bank loans and commercial paper	66,000	55,000	**50,500**	**420,133**
Current portion of long-term debt	7,147	7,964	**6,464**	**53,777**
Accrued expenses	3,496	3,642	**2,778**	**23,114**
Accrued income taxes	3,373	-	**33**	**270**
Deposits received	96	106	**18,304**	**152,282**
Accrued bonuses to employees	3,800	3,870	**3,050**	**25,374**
Allowance for relocation loss	-	-	**1,124**	**9,354**
Other current liabilities	3,138	3,346	**3,187**	**26,512**
Total current liabilities	99,689	85,422	**101,355**	**843,218**
Long-term liabilities:				
Long-term debt	1,024	23,060	**36,596**	**304,459**
Guarantee deposits received	559	692	**742**	**6,178**
Accrued employees' retirement benefits	1,787	3,523	**2,824**	**23,490**
Total long-term liabilities	3,370	27,275	**40,162**	**334,127**
Shareholders' equity:				
Common stock-				
Authorized: 298,000,000 shares at 31st March, 2001, 2002 and 2003, respectively;				
Issued: 74,700,164 shares at 31st March, 2001 and 2002, 74,703,064 shares at 31st March, 2003, respectively	69,029	69,029	**69,034**	**574,328**
Capital surprus	78,795	78,795	**75,940**	**631,777**
Retained earnings (Accumlated deficit)	34,054	3,305	**(44,900)**	**(373,547)**
Unrealized gains (losses) on securities	1,563	319	**(161)**	**(1,335)**
Treasury stock, at cost	(0)	(2)	**(8,093)**	**(67,326)**
Total shareholders' equity	183,441	151,446	**91,820**	**763,897**
Total liabilities and shareholders' equity	¥ 286,500	¥ 264,143	**¥ 233,337**	**$ 1,941,242**

Non-Consolidated Statements of Operations

CSK CORPORATION

For each of the three years in the period ended 31st March, 2003

	millions of yen			thousands of U.S. dollars (Note 1)
	2001	2002	**2003**	**2003**
Operating revenues:				
Computer services	¥ 90,479	¥ 100,692	**¥ 96,146**	**$ 799,886**
Computer and other product sales	29,388	25,584	**31,838**	**264,871**
Rental	1,116	1,357	**1,362**	**11,334**
	120,983	127,633	**129,346**	**1,076,091**
Operating costs and expenses:				
Computer services	68,179	77,919	**75,112**	**624,891**
Computer and other product sales	26,358	23,527	**30,132**	**250,679**
Rental	357	450	**473**	**3,938**
Selling, general and administrative expenses	14,407	15,205	**13,424**	**111,682**
	109,301	117,101	**119,141**	**991,190**
Operating income	11,682	10,532	**10,205**	**84,901**
Other income (expenses):				
Interest and dividend income	771	804	**867**	**7,211**
Interest expenses	(1,037)	(647)	**(878)**	**(7,303)**
Gain on sales of investments in securities, net	4,001	8,389	**8,138**	**67,705**
Income from investments in partnerships	2,204	-	**-**	**-**
Loss on sales of investments in subsidiaries and affiliates	-	(43,970)	**-**	**-**
Debt write-offs on transfer of control of subsidiaries	-	(14,377)	**-**	**-**
Loss from investments in partnerships	-	(1,179)	**(2,096)**	**(17,442)**
Loss on write-down of investments in subsidiaries and affiliates	(3,813)	(6,701)	**(75,015)**	**(624,082)**
Loss on write-down of investments in securities	(4,057)	(287)	**(2,248)**	**(18,701)**
Loss on liquidation of investments in subsidiaries	(9,792)	(102)	**(0)**	**(0)**
Foreign exchange (loss) gain	46	95	**(20)**	**(165)**
Provision for allowance for doubtful accounts	(2,193)	(89)	**(417)**	**(3,472)**
Provision for allowance for relocation loss	-	-	**(1,124)**	**(9,354)**
Others, net	(2,908)	(1,299)	**(875)**	**(7,277)**
	(16,778)	(59,363)	**(73,668)**	**(612,880)**
Income (loss) before income taxes	(5,096)	(48,831)	**(63,463)**	**(527,979)**
Income taxes				
Current	4,040	173	**32**	**268**
Deferred	(3,522)	(19,151)	**(15,738)**	**(130,932)**
Net income (loss)	¥ (5,614)	¥ (29,853)	**¥ (47,757)**	**$ (397,315)**
	yen			U.S dollars
Per share information:				
Basic earnings per share	¥ (75.15)	¥ (399.63)	**¥ (649.69)**	**$ (5.41)**
Cash dividends	¥ 12.00	¥ 12.00	**¥ 12.00**	**$ 0.10**

Report of Independent Auditors

To the Board of Directors of
CSK CORPORATION

We have audited the accompanying consolidated balance sheets of CSK CORPORATION and its subsidiaries as of 31st March, 2001, 2002 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CSK CORPORATION and its subsidiaries as of 31st March, 2001, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan (see Note 1).

As described in Note 2(4), (5) and (12) effective for the year ended 31st March, 2001, CSK CORPORATION and its subsidiaries have adopted new Japanese accounting standards for financial instruments and accrued employees' retirement benefits.

In addition, as described in Note 13, effective for the year ended 31st March, 2003, CSK CORPORATION and its subsidiaries have adopted new Japanese accounting standards for treasury stock and reduction of legal reserves.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

Chuo Aoyama Audit Corporation

Tokyo, Japan
26th June, 2003

Board of Directors and Corporate Auditors (As of 7th August, 2003)

Board of Directors



Chairman &
Chief Executive Officer*

Masahiro Aozono



Director

Teiichi Aruga



Director

Makoto Sakagawa



Director

Yoshito Fukuyama



Director*

Yoshinobu Hayashi



Director

Takahiro Suzuki



Outside Director

Yujiro Sato



Outside Director

Yoshiro Hayashi

*Representative Director

Corporate Auditors

Statutory Auditor
Masatoshi Toriihara
Masayuki Ishihara

Auditor
Yoshiyuki Minegishi
Hidetoshi Masunaga

Executive Officers

President
Masahiro Aozono

Executive Vice President
Yoshinobu Hayashi

Senior Managing Executive Officer
Keiji Azuma
Hiromichi Tabata
Shozo Hirose
Katsushi Toki
Nariaki Hino

Managing Executive Officer
Masahiko Suzuki
Takahiro Suzuki

Executive Officer
Sadayuki Nomura
Masahiko Nomiyama
Takeshi Nakanishi
Hisatoshi Kawamoto
Tooru Tanihara
Shigeru Ando
Takashi Mizuno

CSK Group Information

CSK CORPORATION

Head Office
Shinjuku Sumitomo Bldg., 2-6-1, Nishi-Shinjuku,
Shinjuku-ku, Tokyo 163-0227, Japan
Phone. +81-3-3344-1811

Aoyama Office
CSK Aoyama Bldg., 2-26-1, Minami-Aoyama,
Minato-ku, Tokyo 107-0062, Japan
Phone. +81-3-6438-3000

Oak Office
Sumitomo Fudosan Shinjuku Oak Tower,
6-8-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 163-6020, Japan
Phone. +81-3-3345-8900

CSK Computer Bldg.
3-22-17, Higashi-Ikebukuro, Toshima-ku,
Tokyo 170-0013, Japan
Phone. +81-3-5956-8350

CSK Computer and Information Education Center
2-5-1, Suwa, Tama-shi, Tokyo 206-0024, Japan
Phone. +81-42-372-7111

CSK e-Service Data Center
Phone. +81-3-6438-3250

West Japan Branch Office
10F, Nissay Dowa Kasai Phoenix Tower,
4-15-10, Nishi-temma, Kita-ku, Osaka-shi
530-0047, Japan
Phone. +81-6-6363-6200

Umeda Office
19F, Osaka-Ekimae No.3 Bldg., 1-1-3-1900, Umeda,
Kita-ku, Osaka-shi 530-0001, Japan
Phone. +81-6-6345-5081

Chubu Branch Office
2-9, Chikara-machi, Higashi-ku,
Nagoya-shi 461-0018, Japan
Phone. +81-52-954-8481

Hitachi Regional Office
Taoka Bldg., 4-2-30, Taga-cho,
Hitachi-shi 316-0003, Japan
Phone. +81-294-35-2661

Hiroshima Regional Office
2F Tamiya Bldg., 3-13, Kinya-cho, Minami-ku,
Hiroshima-shi 732-0825, Japan
Phone. +81-82-263-9946

CSK Group Company

ISAO CORPORATION
SOWA-Gotanda Bldg. 3F, 2-7-18, Higashi-gotanda,
Shinagawa-ku, Tokyo 141-0022, Japan
Phone. +81-3-5449-8450
http://www.isao.co.jp/
http://www.isao.net/

IWATE CSK Corporation
Asahi-Seimei-Morioka-Chuo Bldg. 8F,
1-7-25, Chuo-dori, Morioka-shi,
Iwate 020-0021, Japan
Phone. +81-19-604-9670
http://www.iwate-csk.co.jp/

ANT, Inc.
Sasazuka-Center Bldg. 3F, 2-1-6, Sasazuka,
Shibuya-ku, Tokyo 151-0073, Japan
Phone. +81-3-5350-1030
http://www.ant.co.jp/

M&C Business Systems Corporation
Twin 21 MID Tower 29F, 2-1-61, Shiromi,
Chuo-ku,Osaka-shi, Osaka 540-6129, Japan
Phone. +81-6-4791-7631
http://www.panasonic.co.jp/mcbs/

OKINAWA CSK CORPORATION
1-3-4, Tsubogawa, Naha-shi, Okinawa 900-0025,
Japan
Phone. +-81-98-840-4501
http://www.okicsk.co.jp/

KIBO GROUP, INC.
40 Broad St., 4th Fl. New York, NY 10004, USA
Phone. +1-212-504-0200
http://www.kibo-group.com/home.html

QUO CARD CO., LTD.
Sunny Bldg., 7-11-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
Phone. +81-3-5337-2200
http://www.quocard.com/
http://www.at-quo.com/

ServiceWare Corporation
CSK Aoyama Bldg., 2-26-1, Minami-Aoyama,
Minato-ku, Tokyo 107-0062, Japan
Phone. +81-3-6438-4860
http://www.serviceware.co.jp/

CSI Co., Ltd.
5-4-22, Chuo, Nakano-ku, Tokyo 164-0011, Japan
Phone. +81-3-5340-4020
http://www.csi.co.jp/

CSK Kousan Co., Ltd.
BC Aoyama Bldg. 9F, 2-26-32, Minami-Aoyama,
Minato-ku, Tokyo 107-0062, Japan
Phone. +81-3-6438-4024
http://www.cskkousan.co.jp/

CSK Communications Corporation
1-3-4, Tsubogawa, Naha-shi, Okinawa 900-0025, Japan
Phone. +81-98-840-4000
http://www.cco.co.jp/

CSK SYSTEMS (SHANGHAI) CO., LTD.
East Ocean Center 4F, No. 588,
Yan An East Road, Shanghai, China
Phone. +86-21-6360-3051
http://www.cskchina.com/

CSK SYSTEMS (DALIAN) CO., LTD.
No. 35 Software Park Road,
Dalian High Industrial Zone, Dalian,China
Phone. +86-411-476-8801

CSK Software AG
Opernplatz 2, D-60313 Frankfurt/Main,Germany
Phone. +49-69-50-952-0
http://www.csksoftware.com/

CSK Network Systems Corporation
CSK Aoyama Bldg., 2-26-1, Minami-Aoyama,
Minato-ku, Tokyo 107-0062, Japan
Phone. +81-3-6438-4800
http://www.csknet.co.jp/

CSK FINANCE CO., LTD.
Riviera Minami-Aoyama Bldg. 5F, 3-3-3,
Minami-Aoyama, Minato-ku, Tokyo 107-0062, Japan
Phone. +81-3-5771-6414

CSK FIELD SERVICES CO., LTD.
Ougaku Bldg., 2-19, Kanda Sakuma-cho,
Chiyoda-ku, Tokyo 101-0025, Japan
Phone. +81-3-3865-2503
http://www.csk-fs.co.jp/

JIEC Co., Ltd.
Nishi-Shinjuku Mitsui Bldg. 15F, 6-24-1,
Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-0023, Japan
Phone. +81-3-5326-3331
http://www.jiec.co.jp/

SHIMANE CSK CORPORATION
Matsue-Ekimae-Esto Bldg. 7F, 553-6, Otesenba-cho,
Matsue-shi, Shimane 690-0007, Japan
Phone. +81-852-60-6930
http://www.shimane-csk.co.jp/

SUPER SOFTWARE COMPANY LTD.
Usui Bldg. 6F, 5-4-22, Chuo, Nakano-ku,
Tokyo 164-0011, Japan
Phone. +81-3-3229-5600
http://www.supersoft.co.jp/

SEGA CORPORATION
1-2-12, Haneda, Ohta-ku, Tokyo 144-8531, Japan
Phone. +81-3-5736-7111
http://sega.jp/

Tokyo Green Systems Corporation
c/o CSK Information/Education Center,
2-5-1, Suwa, Tama-shi, Tokyo 206-0024, Japan
Phone. +81-42-372-7007
http://www.tgs.co.jp/

Japan Future Information Technology & Systems Co., Ltd.
(JFITS) ARCAEAST, 3-2-1, Kinshi, Sumida-ku,
Tokyo 130-6591, Japan
Phone. +81-3-3623-8300
http://www.jfits.co.jp/

NextCom K.K.
Meikei Bldg. 8F, 1-5-21, Otsuka, Bunkyo-ku,
Tokyo 112-0012, Japan
Phone. +81-3-5977-0800
http://www.nextcom.co.jp/

BUSINESS EXTENSION CORPORATION
Sunny Bldg. 7F, 7-11-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
Phone. +81-3-5337-1470
http://www.bec-csk.co.jp/

Fukui CSK Corporation
Fukui-Shinbun-Sakura-dori Bldg. 5F, 1-1-14,
Haruyama, Fukui-shi, Fukui 910-0019, Japan
Phone. +81-776-22-1236
http://www.fukuicsk.co.jp/

FUKUOKA CSK CORPORATION
Recruit-Tenjin Bldg. 5F, 1-1-3, Maizuru,
Chuo-ku, Fukuoka-shi, Fukuoka 810-0073, Japan
Phone. +81-92-724-3311
http://www.fukuoka-csk.co.jp/

Veriserve Corporation
Sunny Bldg., 7-11-1, Nishi-Shinjuku, Shinjuku-ku,
Tokyo 160-0023, Japan
Phone. +81-3-3367-6131
http://www.veriserve.co.jp/

BELLSYSTEM24, INC.
Tokyu Bldg. East No.3, 2-16-8, Minami-Ikebukuro,
Toshima-ku, Tokyo 171-0022, Japan
Phone. +81-3-3590-0024
http://www.bell24.co.jp/

HOKKAIDO CSK CORPORATION
SE-Sankyo Bldg. 3F, 1-1-2, Kita-Nanajo-Nishi,
Kita-ku, Sapporo-shi, Hokkaido 060-0807, Japan
Phone. +81-11-206-3700
http://www.hokkaidocsk.co.jp/

Light Works Corporation
Kojimachi KS Square Bldg. 7F, 5-3-3, Kojimachi,
Chiyoda-ku, Tokyo 102-0083, Japan
Phone. +81-3-5275-7031
http://www.light-works.co.jp/

Livecom Corporation
1-4-2, Minami, Ebisu, Shibuya-ku,
Tokyo 150-0022, Japan
Phone. +81-3-3793-8361
http://www.livecom.co.jp/

Corporate Information (As of 31st March, 2003)

Company Name	CSK CORPORATION
Established	7th October, 1968
Stock Listing	First Section of Tokyo Stock Exchange (Listed on 1st March, 1985) Nasdaq NM (Listed on 29th August, 1983)
Paid-In Capital	¥69,034 million
Total Number of Employees	4,743
URL	http://www.csk.co.jp/
Transfer Agent and Registrar	The Sumitomo Trust & Banking Co., Ltd. Head Office: 4-5-33, Kitahama, Chuo-ku, Osaka 540-8639, Japan Tokyo Stock Transfer Agency Department: 1-4-4, Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan Mailling Address: 1-10, Nikko-cho, Fuchu-shi, Tokyo 183-8701, Japan Stockholder Registration Contract Number: +81-42-351-2211 +81-6-6833-4700 URL: http://www.sumitomotrust.co.jp/STA/retail/service/daiko/index.html
Depositary for ADRs	The Bank of New York 101 Barclay Street, New York, NY 10286, U.S.A. Phone: +1-212-815-2218 U.S. toll free: +1-888-269-2377

Mission Statement

Mission Statement	Provision of service is our ultimate corporate mission
Management Philosophy	•To be sensitive to changes and respond flexibly to them •To fulfill our social mission •To connect our corporate objectives with those of individual employees
Service Ethos	•To provide customers with technologies that will always satisfy them •To offer advanced and specialized technologies •To work accurately, speedily and efficiently •To always keep customers' benefits in mind and provide them with appropriate advice

CSK Website Information

CSK maintains a comprehensive website to provide shareholders and investors with up to date, detailed IR information at: http://www.csk.co.jp/ir_e/

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2003.6.27 Shareholders' Information
2003.6.20 Strategy
2003.5.21 Presentation on the Financial Results : Entering a New Stage of Growth
2003.5.21 Presentation on the Financial Results : 4Q FY2003
2003.5.21 Presentation on the Financial Results : 4Q FY2003 Supplementary information
2003.5.20 4Q FY2003 (Consolidated)
2003.5.20 4Q FY2003 (Non-Consolidated)
2003.5.20 CSK announces management reform initiatives
2003.5.19 Financial Results : 4Q FY2003 (SEGA)
2003.5.8 Full Year Forecast Revision for FY2003 (SEGA)
2003.4.30 Financial Results : 4Q FY2003 (JFITS)
2003.4.30 Financial Results : 4Q FY2003 (JIEC)
2003.4.28 Financial Results : 4Q FY2003 (NextCom)
CSK Performance at a Glance
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[illegible] report 2003 is intended to provide information about the business performance and strategy of the CSK Group. It is not intended and should not be construed as an inducement to purchase or sell stock in CSK CORPORATION (CSK) or CSK Group companies. Statements in this presentation and at the explanatory meeting that are not historical fact are forward-looking statements, based on the current beliefs, estimates and expectations of management. As these beliefs, estimates and expectations are subject to a number of risks, uncertainties, and assumptions, actual results may be materially different. CSK undertakes no obligation to update any forward-looking statements, and shall in no event be liable for any damages arising out of the use or interpretation of this material. Please refrain from copying, disseminating or distributing this material without the prior consent of CSK.



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